EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. Condensed Consolidated Interim Financial Statements September 30, 2013 (Unaudited)

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Interim Financial Statements (unaudited)

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note 2C)
	September 30	September 30	September 30	December 31
	2012	2013	2013	2012
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	705	1,111	314	764
Investments, including derivative financial
instruments	1,743	1,783	504	1,655
Trade receivables, net	3,044	2,791	790	2,927
Other receivables	259	344	98	329
Inventory	149	122	34	123
Assets classified as held-for-sale	172	229	65	164

Total current assets	6,072	6,380	1,805	5,962

Investments, including derivative financial
instruments	94	90	25	90
Long-term trade and other receivables	1,193	700	198	1,074
Property, plant and equipment	7,062	6,590	1,863	6,911
Intangible assets	7,438	6,759	1,911	7,252
Deferred and other expenses	406	389	109	384
Investment in equity-accounted investee
(mainly loans)	984	1,000	283	1,005
Deferred tax assets	*147	93	26	*128

Total non-current assets	17,324	15,621	4,415	16,844

Total assets	23,396	22,001	6,220	22,806

* Restated following retrospective application see note 3.

The accompanying notes are an integral part of these condensed consolidated financial statements.

 Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position (cont’d)

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note 2C)
	September 30	September 30	September 30	December 31
	2012	2013	2013	2012
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,057	1,609	455	1,707
Trade payables	772	630	178	793
Other payables, including derivative
financial instruments	824	901	255	746
Dividend payable	1,366	-	-	669
Current tax liabilities	564	774	219	588
Provisions	172	124	35	145
Employee benefits	*281	248	70	*251
Total current liabilities	5,036	4,286	1,212	4,899

Debentures	6,066	6,476	1,831	5,913
Bank loans	6,524	6,184	1,748	6,422
Loans from institutions and others	546	549	155	540
Dividend payable	326	-	-	-
Employee benefits	*246	258	73	*260
Other liabilities	86	82	23	67
Provisions	71	67	19	66
Deferred tax liabilities	1,232	1,081	306	1,159
Total non-current liabilities	15,097	14,697	4,155	14,427

Total liabilities	20,133	18,983	5,367	19,326

Equity
Share capital	**	**	***	**
Share premium	658	658	186	658
Treasury shares	(169)	(169)	(48)	(169)
Other reserves	(171)	(200)	(57)	(177)
Accumulated deficit	(399)	(388)	(109)	*(404)

Total equity attributable
to equity holders of the Company	(81)	(99)	(28)	*(92)
Non-controlling interests	3,344	3,117	881	*3,572

Total equity	3,263	3,018	853	3,480

Total liabilities and equity	23,396	22,001	6,220	22,806

*	Restated following retrospective application see note 3.
**	Represents an amount less than NIS 1.
***	Represents an amount less than US$ 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Income

(In millions, except per share data)

	Nine months period ended
	September 30
			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	7,829	7,154	2,023

Cost and expenses
Depreciation and amortization	1,767	1,514	428
Salaries	1,530	1,439	407
General and operating expenses	3,017	2,610	738
Other operating expenses (income), net	52	(30)	(8)

	6,366	5,533	1,565

Operating income	1,463	1,621	458

Financing expenses (income)
Finance expenses	799	722	204
Finance income	(474)	(411)	(116)

Financing expenses, net	325	311	88

Income after financing
expenses, net	1,138	1,310	370

Share of losses in
equity-accounted investee	233	195	55

Income before income tax	905	1,115	315

Income tax	404	427	121

Net income for the period	501	688	194

Income (loss) attributable to:
Owners of the company	(37)	16	4
Non-controlling interests	538	672	190

Net income for the period	501	688	194

Earnings (loss) per share
Basic income (loss) per share	(1.93)	0.65	0.18
Diluted income (loss) per share	(1.96)	0.61	0.17

The accompanying notes are an integral part of these condensed consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Comprehensive Income

(In millions)

	Nine months period ended
	September 30
			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income for the period	501	688	194

Other comprehensive items
that after initial recognition
in comprehensive income will
be transferred to profit or loss,
net of tax	(5)	(19)	(5)
Other comprehensive loss
for the period, net of tax	(5)	(19)	(5)

Total comprehensive income
for the period	496	669	189

Attributable to:
Owners of the Company	(38)	12	3
Non-controlling interests	534	657	186

Total comprehensive income
for the period	496	669	189

The accompanying notes are an integral part of these condensed consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to owners of the Company
	Share capital
								Non-
	Number of		Share	Treasury	Other	Accumulated		Controlling	Total
	Shares(1)	Amount	premium	shares	reserves (2)	deficit	Total	interests	equity
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
For the nine months period ended
September 30, 2012 (unaudited)

Balance as at January 1, 2012 (audited)	19,203,078	**	658	(169)	(156)	*(362)	(29)	*4,262	4,233
Exercise of options in subsidiary	-	-	-	-	1	-	1	14	15
Share-based compensation in subsidiary	-	-	-	-	-	-	-	60	60
Conversion of convertible debentures	108	**	-	-	-	-	-	-	-
Acquisitions of non-controlling interest	-	-	-	-	(15)	-	(15)	(82)	(97)
Transactions with non-controlling interest	-	-	-	-	-	-	-	(11)	(11)
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,429)	(1,429)
Distribution to non-controlling interests
less their investment in a subsidiary	-	-	-	-	-	-	-	(4)	(4)
Other comprehensive loss	-	-	-	-	(1)	-	(1)	(4)	(5)
Net income (loss) for the period	-	-	-	-	-	(37)	(37)	538	501
Comprehensive income (loss) for the period	-	-	-	-	(1)	(37)	(38)	534	496

Balance as at September 30, 2012 (unaudited)	19,203,186	**	658	(169)	(171)	(399)	(81)	3,344	3,263

(1)	Net of treasury shares.
(2)	Including reserve from transaction with non-controlling interest.

*	Restated following retrospective application see note 3.
**	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to owners of the Company
	Share capital
										Translation
								Non-		Into U.S.
	Number of		Share	Treasury	Other	Accumulated		Controlling	Total	dollars
	Shares(1)	Amount	premium	shares	reserves (2)	deficit	Total	interests	equity	(Note 2C)
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
For the nine months period ended
September 30, 2013 (unaudited)

Balance as at January 1, 2013 (audited)	19,203,186	**	658	(169)	(177)	*(404)	(92)	*3,572	3,480	984
Exercise of options in subsidiary	-	-	-	-	-	-	-	2	2	1
Share-based compensation in subsidiary	-	-	-	-	-	-	-	23	23	6
Transactions with non-controlling interest	-	-	-	-	(19)	-	(19)	126	107	30
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,263)	(1,263)	(357)
Other comprehensive loss	-	-	-	-	(4)	-	(4)	(15)	(19)	(5)
Net income for the period	-	-	-	-	-	16	16	672	688	194
Comprehensive income (loss) for the period	-	-	-	-	(4)	16	12	657	669	189

Balance as at September 30, 2013 (unaudited)	19,203,186	**	658	(169)	(200)	(388)	(99)	3,117	3,018	853

(1)	Net of treasury shares.
(2)	Including reserve from transaction with non-controlling interest.

*	Restated following retrospective application see note 3.
**	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Cash Flows

(In millions)

	Nine months period ended
	September 30
			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net income for the period	501	688	194

Adjustments:
Depreciation and amortization	1,767	1,514	428
Share of losses of equity accounted investees	233	195	55
Finance expenses, net	434	423	120
Capital loss (gain), net	44	(65)	(18)
Share-based compensation	60	23	7
Income tax expenses	404	427	121
Loss (income) from derivative financial instruments, net	5	(7)	(2)

Change in inventory	49	(3)	(1)
Change in trade and other receivables	316	477	135
Change in trade and other payables	(212)	(66)	(19)
Changes in provisions	(14)	(20)	(6)
Changes in employee benefits	(103)	(5)	(1)
Net income tax paid	(486)	(368)	(105)

Net cash provided by operating activities	2,998	3,213	908

Cash flows from investing activities

Purchase of property, plant and equipment	(1,009)	(767)	(217)
Investment in intangible assets and deferred expenses	(200)	(143)	(40)
Proceeds from the sale of property, plant and equipment	166	219	62
Change in investments, net	(185)	(100)	(29)
Proceeds from disposal of investments	96	6	2
Other	44	39	11

Net cash used in investing activities	(1,088)	(746)	(211)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Cash Flows (cont’d)

(In millions)

	Nine months period ended
	September 30
			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities

Proceeds from issuance of debentures, net	135	1,049	297
Repayment of debentures and loans	(1,123)	(904)	(257)
Interest paid	(493)	(436)	(122)
Dividends paid by Bezeq to non- controlling interests	(1,085)	(1,954)	(552)
Transactions with non- controlling interests	(97)	125	35
Others	11	-	-

Net cash used in financing activities	(2,652)	(2,120)	(599)

Net increase (decrease) in cash and cash equivalents	(742)	347	98

Cash and cash equivalents as
at the beginning of the period	1,447	764	216

Cash and cash equivalents as at the end of the period	705	1,111	314

The accompanying notes are an integral part of these condensed consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

Internet Gold - Golden Lines Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is: 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2012, comprise the Company and its subsidiaries (together referred to as the Group). The Company is a subsidiary of Eurocom Communications Ltd. (“Eurocom” or “the Parent Company”) and its ultimate parent is Eurocom Holdings (1979) Ltd.

On April 14, 2010, the Company's principal subsidiary, B Communications Ltd. ("B Communications"), completed the acquisition of 30.44% of the outstanding shares of Bezeq The Israel Telecommunications Corp. Limited. (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel-Aviv stock exchange ("TASE"). For more details see Note 5 to the Company's annual financial statements.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

Note 2 - Basis of Preparation

A.           Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended 31 December, 2012. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2012 ("annual financial statements").

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on January 23, 2014.

B.           Use of estimates and judgment

Preparing the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements.

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at September 30, 2013, have been presented in dollars, translated at the representative rate of exchange as at September 30, 2013 (NIS 3.537 = US$ 1.00). The dollar amounts presented in these condensed consolidated interim financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

As from January 1, 2013 the Group applies the following standards and amendments ("the New Standards"):

(1)
A new suite of accounting standards: Consolidation of Financial Statements (IFRS 10), Joint Arrangements (IFRS 11) and Disclosure of Involvement with Other Entities (IFRS 12). The application of the new standards had no material impact on the Company’s financial statements including IFRS 10 with regards to the absence of Bezeq's de facto control of DBS and the Company's de facto control of Bezeq.

(2)
IFRS 13, Fair Value Measurement. The application of the New Standards had no material impact on the Company’s financial statements. The application of IFRS 13 requires particular disclosure of fair value of financial instruments in interim financial statements that are provided in note 11.

(3)
As from January 1, 2013, the Group applies the amendment to IAS 19, Employee Benefits (“the Amendment”). As a result of the application of the Amendment the measurement method of the liability regarding vacation day’s changed. In addition, at the date of the first time application of the Amendment, Bezeq recognized the full obligation to employees transferred from state service to Bezeq, which until that time was treated as the cost of past services and Bezeq had to recognize it over the future service period. The change in accounting policy was applied retrospectively. Consequently, the Company restated its consolidated statement of income and its consolidated statement of comprehensive income for 2012 increasing its net income attributable to owners of the Company by NIS 1. In addition, the Company decreased its equity attributable to shareholders of the Company as at September 30, 2012 and December 31, 2012 by NIS 2 and NIS 1, respectively.

Note 4 - Group entities

A detailed description of the Group entities appears in Note 13 to the Company's annual financial statements as at December 31, 2012. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

A.           DBS Satellite Services (1998) Ltd. (an equity-accounted associate) (“DBS”)

(1)
Since the beginning of its operations, DBS has accumulated substantial losses. The losses amounted to NIS 310 and NIS 298 in 2012 and in the nine-month period ended September 30, 2013. As a result of these losses, the accumulated capital deficit and working capital deficit of DBS as at September 30, 2013 amounted to NIS 4,259 and NIS 733, respectively.

(2)
As at September 30, 2013, DBS is in compliance with the financial covenants under its financing agreements and the debentures. As at September 30, 2013 DBS is in compliance with the debt-EBITDA ratio covenant set out in Deed of Trust B (as at September 30, 2013, DBS's debt-EBIDTA ratio was 3.1). In addition, DBS is in compliance with the maximum debt/EBITDA ratio covenant in accordance with Debenture 2012 (as at September 30, 2013, the debt/EBITDA ratio was 2.8) and the maximum debt/(E-C) ratio covenant (as at September, 2013, the debt/(E-C) ratio was 7.4).

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Cash Flows (cont’d)

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont’d)

A.           DBS Satellite Services (1998) Ltd. (an equity-accounted associate) (“DBS”) (cont'd)

(3)
In the first half of 2013, DBS issued NIS 99.7 of debentures (Series B) by expansion of the series. In addition, on October 15, 2013, S&P Maalot confirmed ilA- rating for the additional debentures that will be issued by DBS, by way of a new issue of debentures and/or expansion of an existing series, for total financing of up to NIS 300 par value. After the balance sheet date, in October 2013, DBS issued additional debentures (Series B) by expanding the series, amounting to NIS 240.

The management of DBS believes that the financial resources available to it, including its potential ability to raise additional debt, will be sufficient to meet its operating needs in the coming year based on the forecasted cash flow approved by DBS’s board of directors. If additional resources will be required to meet its operational requirements in the coming year, DBS will adjust its operations so that no additional resources beyond those available to it will be required.

(4)
On October 27, 2013 Bezeq received an initial draft of terms for the merger of Bezeq with D.B.S. issued by the Israel Antitrust Authority. On the same date, a meeting was held by Bezeq’s Board of Directors at which it was decided that Bezeq was interested in principle in preparing for the process of examining its option to increase its holdings in D.B.S., subject to conducting all of the tests and examining all of the conditions set (if and when they are set) by the Israel Antitrust Authority. For this purpose, Bezeq's Board of Directors established a subcommittee consisting of all of the external/independent directors to manage this subject, taking into account the possibility that this will involve a transaction with Bezeq’s controlling shareholder. Subsequently, on November 6, 2013 the Israel Antitrust Authority issued for public comments (by November 28, 2013) draft terms for a merger between Bezeq and D.B.S.

B.
On April 8, 2013, a shareholder of Bezeq filed a statement of claim against Bezeq and B Communications at the Tel Aviv Economic Affairs Court, petitioning the court to declare that B Communications has a personal interest in Bezeq’s distribution of the fifth installment of the NIS 3 billion special dividend that was pending approval of the general meeting. On April 21, 2013, the court dismissed a motion to shorten procedures to resolve the claim filed by the plaintiff. The next hearing in this litigation is scheduled to take place in February 2014.

C.
On May 13, 2013, Bezeq distributed a cash dividend to its shareholders amounting to NIS 861 (representing NIS 0.3159446 per share). Together with this distribution, the fifth payment of the special distribution (described in Note 13B to the annual financial statements) amounting to NIS 500 was paid (representing NIS 0.1834754).

D.
On September 10, 2013, Bezeq distributed a cash dividend to its shareholders amounting to NIS 969 (representing NIS 0.35537 per share). Together with this distribution, the sixth and final payment of the special distribution (described in Note 13B to the annual financial statements) amounting to NIS 500 was paid (representing NIS 0.18337).

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Contingent Liabilities

As at September 30, 2013, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims were pending against the Group companies including claims initiated during the nine months ended September 30, 2013 (the “Legal Claims”).

In the opinion of the managements of the Group companies, which in each case is based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 110, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond the provision stated above) as at September 30, 2013, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 6.9 billion. There is also an additional exposure of NIS 1 billion for claims which cannot yet be assessed.

In addition, certain motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claims are not stated.
These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section B below.

A.	Following is a detailed description of the Group's contingent liabilities as at September 30, 2013, classified into groups with similar characteristics:

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS
		Unaudited

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of Bezeq in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have broad ramifications in Bezeq.	63	122	-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	15	2,466	999

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Contingent Liabilities (cont’d)

A.	Following is a detailed description of the Group's contingent liabilities as at September 30, 2013, classified into groups with similar characteristics (cont’d):

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS
		Unaudited

Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from these claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	3	133	-

Claims for punitive damages	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	* 4,038	15

Claims by the State and Authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes).	17	91	-

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	48	-

		110	6,898	1,014

*
Of this amount, a total of NIS 3.7 billion relate to a motion for certification of a class action for which a settlement for summary dismissal was signed in January 2013 (Pelephone expects the cost to be negligible), pending court approval.

B.           Subsequent customer claims

Subsequent to the reporting date, customer claims amounting to NIS 2,023 were filed against Group companies. At the approval date of the financial statements, the exposure for these claims cannot be assessed. In addition, customer claims with exposure of NIS 937 were resolved. The costs to the Group companies for these claims are insignificant.

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Contingent Liabilities (cont’d)

C.           Contingent claims referring to the Group entities

(1)	Contingent liabilities referring to DBS

As at September 30, 2013, the exposure for claims against DBS for various matters amounted to a total of NIS 129 (before linkage and interest).

In addition, motions for certification of claims as class actions were filed against DBS for which DBS has additional exposure, beyond the aforesaid, which cannot yet be estimated.

(2)	Contingent liabilities referring to Shopmind Ltd. (a jointly-owned company with 50% of the shares held by Walla)

As at September 30, 2013, the exposure for claims against Shopmind Ltd. for various matters amounted to NIS 52. Shopmind Ltd. also has additional exposure of NIS 100 for a claim, which at this stage cannot be assessed, and for another class action for which an exact amount has not been stated.

Note 6 - Capital and Capital Reserves

	Authorized	Registered and paid up		Authorized	Registered and paid up
	December 31	December 31		September 30	September 30
	2012	2012		2012 and 2013	2012 and 2013
	Number of shares			Number of shares
Ordinary
shares of
NIS 0.1 par
value each	501,000,000	19,203,186	*	501,000,000	19,203,186	*

* Net of 5,862,615 treasury shares.

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7- Transactions with Related Parties

A.
Further to Note 32.E.1 to the annual financial statements regarding approval by Bezeq's Board of Directors of the agreement between DBS and Space Communications Ltd. ("Space") to lease space segments, in May 2013 the general meeting of Bezeq and DBS approved the agreement.

B.
On June 13, 2013, the general meeting of Bezeq's shareholders approved (after approval by Bezeq’s compensation committee and Board of Directors) the amended agreement between Bezeq and Eurocom Communications Ltd. to provide Bezeq with ongoing management and consultation services for NIS 5.5 per year. The term of the agreement is for three years, as from June 1, 2013 (the termination date of the prior management agreement) through May 31, 2016, unless one of the parties gives three-month notice of termination of the agreement.

Note 8 - Revenues

	Nine months period ended
	September 30
			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Domestic fixed line communications
Fixed line telephony	1,661	1,444	408
Internet - infrastructure	872	963	272
Transmission and data communication	589	603	170
Other services	173	162	46
	3,295	3,172	896

Cellular
Cellular services and terminal equipment	2,441	2,072	586
Sale of terminal equipment	931	706	200
	3,372	2,778	786

International communications,
internet services and NEP	963	1,022	290

Others	199	182	51

	7,829	7,154	2,023

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - General and Operating Expenses

	Nine months period ended
	September 30
			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Terminal equipment and materials	957	769	217
Interconnectivity and payments to domestic and
international operators	675	684	193
Maintenance of buildings and sites	489	456	129
Marketing and general expenses	471	392	111
Services and maintenance by sub-contractors	112	107	30
Vehicle maintenance expenses	121	113	32
Content services expenses	69	50	14
Collection fees (in 2012 including royalties)	123	39	12
	3,017	2,610	738

Note 10 - Other Operating Expenses (Income), Net

	Nine months period ended
	September 30
			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Capital gains from real estate and copper sales	(10)	(66)	(18)
Capital loss from derecognition of assets	54	1	-
Provision for severance pay in early retirement	13	37	11
Other	(5)	(2)	(1)
	52	(30)	(8)

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Financial instruments

A.           Issue of debentures

On May 29, 2013, Bezeq completed a private placement to classified investors by expanding the series 6 debentures and series 7 debentures issued in Bezeq's shelf prospectus of June 1, 2011 and amended on June 22, 2011.

(1)           Series 6 debentures: issuance of 600,265,000 par value for NIS 680.1
(2)           Series 7 debentures: issuance of 189,900,000 par value for NIS 189.9

The conditions for these debentures are the same as the conditions for the outstanding debentures of the same series. For the conditions and redemption table of series 6 and 7 debentures, see Note 14 to the annual financial statements.

On August 13, 2013, B Communications completed a private placement of NIS 180 (US$ 50) at par value of its Series B Debentures to several Israeli institutional investors. The private placement was carried out by an expansion of its outstanding Series B Debentures, which were first issued in September 2010. The conditions for these debentures are the same as the conditions for the outstanding debentures of the same series. For the conditions and redemption of the debentures, see Note 14 to the annual financial statements.

B.           Fair value

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial instruments. The carrying amount of other financial assets does not differ significantly from their fair value.

	December 31, 2012		September 30, 2013
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS
Secured loans from banks and others
Israeli CPI-linked	1,763	1,772	1,627	1,828
Unlinked	3,868	3,883	3,812	3,964
Linked to the US Dollar	14	14	5	5
Debentures
Israeli CPI-linked	4,004	4,161	3,980	4,065
Unlinked	2,264	1,996	2,458	2,677

Dividend payable	669	678	-	-
	12,582	12,504	11,882	12,539

The methods used to estimate the fair values of financial instruments are described in Note 4 to the annual financial statements.

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Financial instruments (cont’d)

B.           Fair value (cont'd)

(2)           Fair value hierarchy

The Group’s investments in monetary funds, exchange traded funds and marketable securities as at September 30, 2013 totaled NIS 1.7 billion (as at December 31, 2012 totaled NIS 1.5 billion) are measured at fair value, using quoted prices (unadjusted) in active markets for identical instruments (level 1).

The Company's liability described in Note 12 is measured at fair value using Monte Carlo valuation method (level 2). The fair value of the liability is determined by external valuers each quarter. The liability as at September 30, 2013 totaled NIS 33.

C.           Cash flow hedge accounting

(1)
Further to Note 18.F to the annual financial statements, Bezeq entered into two forward contracts to hedge exposure to changes in the Israeli CPI for the outstanding balance of its debentures (Series 5), amounting to NIS 322 during 2013. The contracts expire on June 1, 2016.

In addition, Bezeq entered into five additional forward contracts to hedge exposure to changes in the Israeli CPI for the outstanding balance of its series 6 debentures, amounting to NIS 1.034 billion. The contracts expire between 2018 and 2020, in accordance with the debenture payment schedule.

As at September 30, 2013 the fair value liability of all of Bezeq’s forward contracts used to hedge cash flows was immaterial.

(2)
During the first nine months of 2013 Pelephone entered into several forward contracts amounting to US$ 68 to reduce its exposure to exchange rate fluctuations in respect to terminal equipment purchases. As at September 30, 2013 the fair value liability of these forward contracts was immaterial.

Note 12 - Transactions with non-controlling interests

On June 27, 2013 the Company sold 3,571,741 ordinary shares of its subsidiary, B Communications, in an aggregate purchase price of approximately NIS 125 to Norisha Holdings Limited ("NHL"). The shares sold represent approximately 11.95% of B Communications issued and outstanding shares. NHL is a holdings company incorporated under the laws of The British Virgin Islands. NHL is fully owned by The Solidenergy Trust and the sole beneficiary of the Trust is Mr. Teddy Sagi. According to the Share Purchase Agreement, NHL may be entitled to receive up to 892,935 ordinary shares from the Company without additional consideration pursuant to a price adjustment (the "Adjustment Shares"). According to the Share Purchase Agreement if the number of Adjustment Shares transferred will be lower than 892,935, NHL will have the option to purchase the remainder of the 892,935 shares from the Company according to a price mechanism detailed in the Share Purchase Agreement.

An amount of NIS 17 from the consideration received was allocated to a derivative in respect of the option and the adjustment mechanism described above, which is measured at fair value through profit or loss and is presented within the Company's current liabilities (see Note 11).

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Income tax

A.
On July 30, 2013, the Knesset passed the Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) - 2013. As part of the legislation Company Tax was increased to 26.5% as from January 1, 2014. The effect of the change on the financial statements as at September 30, 2013 was an increase in deferred tax balances of NIS 53. The effect of the change on the equity attributable to shareholders of the Company was a decrease of NIS 11.

B.
In December 2013, B Communications received tax assessments for the years 2007-2009 from the Israeli Tax Authority and is currently in deliberations with the Israeli Tax Authority with respect to the assessments. B Communications' management believes, based on tax and legal opinions received from its advisors, that it has recorded an appropriate provision in its financial statements.

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Segment Reporting

A.	Operating Segments

	Nine-month period ended September 30, 2012 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	3,289	3,370	962	1,228	190	(1,228)	7,811
Inter-segment revenues	220	71	39	-	30	(342)	18
Total revenue	3,509	3,441	1,001	1,228	220	(1,570)	7,829
Depreciation and amortization	541	402	103	184	18	519	1,767
Segment results - operating income	1,358	725	157	180	(3)	(954)	1,463
Finance income	254	111	8	2	-	99	474
Finance expenses	(455)	(79)	(14)	(470)	(5)	224	(799)
Total finance income (expense), net	(201)	32	(6)	(468)	(5)	323	(325)
Segment profit (loss) after finance expenses, net	1,157	757	151	(288)	(8)	(631)	1,138
Share in losses of equity-accounted investee	-	-	1	-	-	(234)	(233)
Segment profit (loss) before income tax	1,157	757	152	(288)	(8)	(865)	905
Income tax	337	193	37	1	(1)	(163)	404
Segment results - net profit (loss)	820	564	115	(289)	(7)	(702)	501

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Segment Reporting

A.	Operating Segments (cont’d)

	Nine-month period ended September 30, 2013 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated	Convenience translation into US$ (Note 2C)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Revenue from external entities	3,166	2,775	1,020	1,217	181	(1,217)	7,142	2,019
Inter-segment revenues	211	51	44	1	14	(309)	12	4
Total revenue	3,377	2,826	1,064	1,218	195	(1,526)	7,154	2,023
Depreciation and amortization	509	345	97	192	23	348	1,514	428
Segment results - operating income (loss)	1,532	532	171	207	(6)	(815)	1,621	458
Finance income	249	115	7	5	1	34	411	116
Finance expenses	(414)	(39)	(17)	(509)	(6)	263	(722)	(204)
Total finance income (expense), net	(165)	76	(10)	(504)	(5)	297	(311)	(88)
Segment profit (loss) after finance expenses, net	1,367	608	161	(297)	(11)	(518)	1,310	370
Share in losses of equity-accounted investee	-	-	1	-	-	(196)	(195)	(55)
Segment profit (loss) before income tax	1,367	608	162	(297)	(11)	(714)	1,115	315
Income tax	316	154	42	1	2	(88)	427	121
Segment results - net profit (loss)	1,051	454	120	(298)	(13)	(626)	688	194

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of profit or loss

	Nine-month period ended
	September 30
			Convenience
			translation
			into
			U.S. dollars
			(Note 2C)
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Profit or loss
Operating income for reporting segments	2,420	2,442	690
Elimination of expenses from a segment classified as an associate	(180)	(207)	(59)
Financing expenses, net	(325)	(311)	(88)
Share in the losses of equity-accounted investees	(233)	(195)	(55)
Profit (loss) from operations classified in other categories	(3)	(6)	(2)
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(755)	(590)	(165)
Other adjustments	(19)	(18)	(6)
Consolidated profit before income tax	905	1,115	315

Note 14 - Material events in the reporting period

A.
In May 2013, Pelephone signed an agreement with Apple International (“Apple”) for its continued acquisition and distribution of iPhones in Israel. According to the agreement, Pelephone undertook to purchase a minimum number of iPhones each year for an additional three years at the prices in effect on the actual purchase date. Pelephone believes that, similar to previous years, these quantities will constitute a substantial part of the quantities of iPhones that it expects to sell in the agreement period.

B.
In June 2013, Pelephone entered into an agreement with the Israel Lands Administration ("the ILA") for use of ILA land to establish and operate communication sites. The agreement regulates payments for this use until December 31, 2019.

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Subsequent Events

A.
On November 5, 2013, B Communications (SP2) Ltd. ("SP2"), B Comunications' wholly-owned subsidiary, entered into an amendment to the loan agreement with certain banking and financial institutions led by Bank Hapoalim Ltd. (“Bank Hapoalim”) that was entered into in connection with B Communications' acquisition of the controlling interest in Bezeq (see note 14 B(1) to the Company's annual financial statements). The principal amendments to the loan agreement are as follows:

1.	The covenants restricting the withdrawal of funds from SP2 were amended to permit the immediate withdrawal of NIS 250 and the ability to withdraw up to 75% of accumulated reserves in the future.

2.
A one-time early repayment of NIS 400, of which NIS 300 was used to repay the Credit B loan tranche and NIS 100 was used to repay the Credit D loan tranche, both of which were subject to a floating interest rate. As result of the early repayment, B Communications' mandatory future bank debt repayments decreased.

3.
The NIS 79 liability that resulted from the exercise phantom stock options issued to the banking and financial institutions led by Bank Hapoalim (see note 14 B(1) to the Company's annual financial statements), was replaced with two “bullet” loans, the principal of which is payable in full on May 30, 2017. Interest is payable in 8 semi-annual instalments, the first of which was paid on November 30, 2013. The first loan in the principal amount of NIS 39.5, is a floating rate loan indexed to Bank Hapoalim’s prime interest rate, plus a margin of 1.93%. The second loan in the principal amount of NIS 39.5, has a fixed rate of 3.6%, linked to the Israeli consumer price index.

4.	The interest rates payable on all four outstanding credit lines was increased by 0.4%.

B.
On November 7, 2013, the board of directors of B Communications declared a dividend of NIS 3.41 per share (approximately $0.96) or approximately NIS 102 (approximately $29) in the aggregate. The record date for the distribution of the dividend was November 18, 2013 and the payment date was December 3, 2013. The Company's share in the above mentioned dividend amounted to NIS 69.

C.
On November 17, 2013, B Communications published a "shelf prospectus" in Israel. In accordance with the shelf prospectus, B Communications will be allowed to offer and sell different types of securities in Israel to the public. Each offering under the shelf prospectus will be made in accordance with a "shelf offering" that will indicate the specific securities to be offered.

D.
On November 17, 2013, Bezeq's board of directors approved the private placement of 434,782,609 of its Debentures (Series 6) to classified investors for an aggregate consideration of NIS 500 by enlarging the existing Debentures (Series 6). The additional debentures terms are identical to the terms of the outstanding Debentures (Series 6).

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Subsequent Events (cont'd)

E.
On November 19, 2013 and on December 8, 2013, the Company completed two private placements of NIS 125 par value in the aggregate for NIS 123 (US$ 35) of its Series C Debentures to several Israeli institutional investors. The private placement was carried out by an expansion of its outstanding Series C Debentures, which were first issued in October 2010. The conditions for these debentures are the same as the conditions for the outstanding debentures of the same series. For the conditions and redemption of the debentures, see Note 14 to the annual financial statements.

F.
On November 27, 2013, a claim together with a motion to certify the claim as a class action was filed Pelephone in the Tel Aviv District Court. The petitioner alleged that Pelephone had discriminated against certain consumers in favor of others who received bonuses and/or credits on a monthly basis, allegedly contrary to Pelephone's obligation under its license and the law prohibiting it from discriminating in the prices of services it provides. The petitioner set the claim amount at NIS 300 and also asked the Court to issue a declaratory order that Pelephone acted contrary to the law, as well as a mandatory injunction enjoining Pelephone from future. Pelephone has not yet been served with the claim and neither Pelephone nor Bezeq is able, at the present stage, to evaluate the claim's likelihood of success.

G.
On December 10, 2013, Pelephone announced that it had entered into an agreement with Cellcom Israel Ltd. ("Cellcom") and Golan Telecom Ltd. ("Golan") for the establishment and operation of a fourth-generation radio network (LTE) and an agreement with Cellcom to share the passive components of sites on their existing networks. All of the agreements are subject to receipt of the prior consent of the Israeli Ministry of Communications and the Israeli Antitrust Commissioner. There is no certainty that such approvals will be granted.

H.
On December 17, 2013, Pelephone entered into a collective bargaining agreement with the New General Federation of Workers and Pelephone's workers committee. As a result of implementation of the agreement, Pelephone is expected to record a one-time expense in its 2013 financial statements, relate in part to increased retirement compensation for employees who retired in the framework of the voluntary retirement plan in the amount of NIS 65. These costs will be added to an additional provision of NIS 54 which Bezeq is expected to record in its 2013 financial statements for the early retirement of Bezeq fixed-line employees. Pelephone's expenses in connection with the agreement for the years 2014-2016 are expected to reach NIS 45 in the first year and NIS 67 in the last year. Conversely, Pelephone is expected to implement streamlining measures, as agreed in the agreement, so that no significant increase in actual expenses is expected.

I.
On December 22, 2013, the Supreme Court on the Nazareth District Court's decided to dismiss the claim and the motion to certify the claim as a class action which was filed against Pelephone for approximately NIS 450 million, in connection with a nationwide malfunction on Pelephone's network. The Supreme Court had ruled that in view of the fact that the appellant had not deposited a guarantee in accordance with the Court's decision, the proceeding will be dismissed.

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Subsequent Events (cont'd)

J.
In December 2013, subsequent to the balance sheet date, the Knesset passed the Israeli Law for Increasing Competition and Reducing Concentration, 2013 ("Concentration Law"), which regulates the following principle matters: (i) limitations on the control over companies with publicly held debt or equity securities through a pyramidal ownership structure by imposing a limitation on the number of public companies (tiers) in such pyramidal structure; (ii) authorizes financial regulators to set forth limitations on the amount of credit that financial institutions are permitted to provide to a corporation or a group of companies under the control of the same controlling shareholder; and (iii) limitations on the holdings by a significant non-finance company in a significant finance company or the holdings of both kinds of companies under common control; and (4) requires governmental authorities responsible for the award of rights in public assets (including in the communications field) in certain cases to consider control concentration factors and industry-specific competitive factors.

The company is deemed to be a “first tier” company, B Communications is deemed to be a “second tier” company and Bezeq is deemed to be a "third-tier" company under the Concentration Law.  Accordingly, if either the Company or B Communications are unable to redeem any of their publicly held debt and delist their ordinary shares from the TASE (which would require 90-days’ prior notice to the TASE) or go private prior to December 10, 2019, B Communications will not be permitted to control Bezeq after such date and its holdings in Bezeq may be transferred to a trustee for the purpose of selling such holdings.  The Concentration Law sets forth certain mechanisms intended to enable a tier company, which is subject to the prohibition of controlling another tier company, to make various arrangements for the repurchase of its publicly-held shares and the early redemption of publicly-held debt in order to comply with the provisions of the law. These mechanisms enable the repurchase of publicly-held shares and the early redemption of publicly-held debt securities under a Court-approved scheme of arrangement pursuant to the Israeli Companies Law, at fair value and in accordance with the conditions prescribed by the Concentration Law, while providing certain relief from shareholders or debenture holder majority requirements for the approval of the arrangement. Furthermore, if a trustee is appointed, he may motion a district court to order the cancellation of distributions made by Bezeq prior to his appointment if they are deemed to not be in Bezeq’s interest. In addition, beginning six months after the publication of the Concentration Law and during a six years transition period, the board of directors of a company that is a “third-tier” company (such as Bezeq) must be comprised of a majority of “independent directors,” within the meaning of the Israeli Companies Law, and the number of “external directors” pursuant to the Israeli Companies Law shall be at least half the number of the company’s directors less one (rounded upwards) but not less than two. The election of such external directors will be by a majority vote of the shareholders and the controlling shareholder’s vote will not be counted for such purpose. The Israeli Minister of Justice is authorized to enact regulations setting forth a lower number of required external directors, provided that such number will not be lower than one-third of the board members.

The Company estimates that the application of the Concentration Law will not affect its controlling shareholder's vote in Bezeq.

Internet Gold - Golden Lines Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Subsequent Events (cont'd)

K.
In January 2014, Bezeq received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing wholesale services, as well as the maximum fees for providing wholesale services in Bezeq’s network.  The implementation of the Wholesale Market Policy Document may have significant effects on the Bezeq Group.

Nevertheless, alongside the aforesaid effect, Bezeq estimates that considering the possibility of the cancellation of the structural separation and the cancellation of the supervision over the Bezeq’s fees, which are expected to occur as a result of the regulation of the wholesale market, Bezeq might as well be positively affected as a consequence thereof.

L.
On January 22, 2014, a claim was filed with the Jerusalem District Court, together with an application for its certification as a class action, against Koral Tel Ltd. ("Koral Tel"), a wholly-owned-subsidiary of Walla! Communications Ltd., which is a wholly-owned subsidiary of Bezeq, and two wholly-owned subsidiaries of Koral Tel. The plaintiff alleges that the respondents misled browsers of the "User Opinions" column that appears on an Internet website operated by two of the defendants due to the order in which the opinions appear on the website. The applicant is seeking damages for the loss of time spent on reviewing irrelevant opinions and the stress caused to the group as a result of discovering the deception, or for any other damage determined by the court. The plaintiff set the damages at NIS 1.5 billion (including interest and linkage).

The Respondents are studying the claim and the certification motion and neither they and/nor Walla and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success (see also note 5B).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with, and is qualified in its entirety by reference to, our unaudited consolidated financial statements and the related notes included elsewhere in this report. Except for the historical information contained herein, the discussion in this section contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements..”

Overview

We are an Israeli company, publicly traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (“TASE”).  Our principal asset is our 30% controlling interest in Bezeq, Israel’s largest telecommunications provider based on revenue and subscribers, and we currently hold 30.91% of its outstanding shares. The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries and 49.8% ownership of the satellite television provider, YES, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, Internet service provider (“ISP”) services, international telephony (“ILD”) services, international and domestic data transfer and network services and information and communication technology (“ICT”) services, pay television services  and other communications infrastructures and services.  In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

		As of September 30, 2013
Bezeq Group Segments	Service	Estimated Market Share	Market Position
Bezeq	Fixed-Line Telephony	63%	1 of 4
	Fixed-Line Broadband Internet Infrastructure Access	62%	1 of 2
Pelephone	Cellular Telephony	27%	3 of 5
Bezeq International	ISP	40%	1 of 4
	ILD	22%	[N/A]
YES	Pay Television	40%	2 of 2

The Bezeq Group had approximately 2.22 million active fixed telephone lines in its fixed-line telephony business, 1.23 million fixed-line broadband Internet infrastructure access services subscribers, 2.68 million cellular telephony services subscribers and 593,000 pay television services subscribers as of September 30, 2013. For the twelve months ended September 30, 2013, the Bezeq Group had revenues of NIS 9.6 billion (approximately $2.7 billion) and its EBITDA was NIS 4.35 billion (approximately $1.2 billion). Effective August 21, 2009, Bezeq no longer consolidates the results of YES’s multi-channel pay television operation in its financial statements and its investment in YES is accounted for under the equity method. In addition to the three principal segments, Bezeq has other areas of operation that are not material to its consolidated operations and they are aggregated in the financial statements as “Other.”

Key Factors Affecting the Businesses of the Bezeq Group

The operations of the Bezeq Group and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting the business of the Bezeq Group and its results of operations include, among others, competition, government regulation, the build out of infrastructures, macro-economic and political risks, churn, seasonality, impact of currency fluctuations and inflation, effective corporate tax rate, conditions in Israel and trade relation. For further discussion of the factors affecting our results of operations, see "Risk Factors".

Competition

The Bezeq Group faces significant competition from established and new competitors who provide fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony, ISP and pay television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying. Four main groups, each consisting of companies under common or joint control, hold a significant share of the communications market in Israel today: the Bezeq Group, the Cellcom Group, the Partner Group and the HOT Group. The Bezeq Group’s three principal competitors may in some cases be required to comply with fewer regulations because, among other reasons, they use different technologies to provide their services or do not own their own fixed-line network.

Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed line telephony, fixed line broadband Internet infrastructure access, ISP and pay television services (a “bundle”) for an aggregate price which is lower than the price of the individual products and services in the bundle. The Bezeq Group is currently subject to restrictions on marketing bundles, which are stricter than the restrictions applicable to its competitors.

Fixed Line Telephony.  Competition in the fixed line telephony market is intense. We believe that competition in this market will continue to increase due to the low barriers to entry and regulations permitting new service providers who receive a license to provide telephony services using voice over VoIP or VoB technology. While such services utilize the fixed line broadband Internet infrastructure access network owned by either Bezeq or HOT, and therefore require end users to purchase fixed line broadband Internet infrastructure access services directly from Bezeq or HOT, such services have reduced demand for fixed line telephony services.

Fixed Line Broadband Internet Infrastructure Access.  Bezeq’s principal competitor in the fixed line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed line broadband Internet infrastructure access provider in Israel. In addition, Bezeq’s fixed line broadband Internet infrastructure access services business faces competition from cellular operators as they are increasingly able to utilize a combination of technologically advanced handsets and high bandwidth technologies, such as UMTS.

Cellular Telephony.  The cellular telephony market in Israel is characterized by saturation and a very high penetration level in excess of 100%. In recent years, competition in the cellular telephony industry has intensified. This has led to lower prices and higher customer churn rates, which in turn has affected the Bezeq Group’s results. Until 2012, three cellular telephony operators, Cellcom, Partner and Pelephone, led the Israeli cellular telephony market. During 2012, a number of other cellular telephony operators began to operate, including Golan Telecom and HOT Mobile, which has led to intensified competition, resulting in higher churn rates among the existing operators, a significant decrease in tariffs and, consequently, a decrease in profits. Pelephone’s current principal competitors, Cellcom, Partner and HOT Mobile (since February 2012), also provide ISP services and fixed  line communications, and they market a variety of joint service packages. Pelephone also faces competition from MVNOs that provide cellular telephony services under their own brand using the network infrastructure of another service provider.

International Telephony.  The ILD market in Israel is characterized by a high degree of competition. At the end of 2012, there were eight companies offering ILD services to private and business customers in Israel. Changes in licensing policies and the expanded use of VoIP technology have significantly reduced the barriers of entry into this market. In addition, during 2012, cellular telephony operators began to offer ILD services as part of the unlimited packages they offered.

Internet Service Providers.  Access to broadband Internet in Israel requires households to purchase Internet access services from a licensed ISP and broadband Internet infrastructure access services from a separate provider. While there are only two fixed line broadband Internet infrastructure access service providers in Israel many telecommunication companies hold ISP licenses in Israel. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates and reduced income per customer.

Pay Television.  The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, HD and interactive television services, such as VOD, requiring high bandwidth and bi directional distribution platforms. In the multi channel pay television market, YES and HOT are the only two companies in Israel licensed to provide multi channel pay television broadcasts. Other factors impacting competition in the market include the availability of free to air television DTT channels and the increasing availability and quality of video content offered over the Internet and cellular networks, which is not currently regulated and does not require designated infrastructure.

Government Regulation

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently, and may increase its administrative and operational expenses and limit its revenue. The Bezeq Group is subject to government supervision and regulation relating to, among other things:

•	regulations requiring structural separation between the members of the Bezeq Group;
•	regulations restricting the Bezeq Group’s ability to market bundles;
•	price regulation for certain services that the Bezeq Group provides;
•	rules and regulations imposed on telecommunications service providers with significant market share;
•	rules governing the interconnection between different telephone networks and the interconnection rates that the Bezeq Group can charge and pay;
•	regulations governing the prohibition of exit-fees or cancellation charges;
•	regulations requiring the Bezeq Group to grant other telecommunications operators access to its infrastructure;
•	regulations governing roaming charges and other billing and customer service matters;
•	rules for authorizations, licensing, acquisitions, renewals and transfers of licenses;
•
requirements covering a variety of operational areas such as land use, health and safety and environmental protection, technical standards and subscriber service requirements rules and regulations relating to subscriber privacy;

•	rules and regulations relating to payment of royalties (zero rate as of 2013);
•	rules and regulations relating to universal service provision and requirements to extend the Bezeq Group’s services to areas of Israel even where it is not economically profitable to do so; and
•	regulations restricting the number of television channels the YES can own and specifying the minimum investment YES is required to make in local content productions

For additional information see “Regulatory.”

Build Out of Infrastructure

The Bezeq Group has historically made substantial investments in its fully owned infrastructure, which is one of the most technologically advanced in Israel and enables the Bezeq Group to reach customers nationwide.

In the domestic fixed line communications segment, Bezeq’s NGN, which was completed in 2012, is the most advanced fixed line communications network in Israel, offering broadband Internet bandwidth of up to 100 Mbps (download) speed, as well as innovative value added services. The NGN has enabled Bezeq to provide its subscribers with a 92% increase in the average broadband bandwidth available per subscriber from September 2012 to September 2013. In January 2013, Bezeq began laying optical FTTB and FTTH and as of December 31, 2013, had completed laying optical fibers to over 400,000 households and businesses in Israel.

In the cellular telephony segment, Pelephone’s nationwide 3.5G UMTS/HSPA+ network provides Pelephone subscribers with a fast, high quality and advanced network. The network is based on HSPA (High Speed Packet Access) technology, is connected to approximately 2,200 sites and supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. While Pelephone substantially completed the installation of its 3.5G UMTS/HSPA+ network in 2010, it has continued to invest in the network. We believe these network features provide Pelephone with a strong platform and sufficient spectrum to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services, which constitute the higher value segment of the cellular telephony market.

In the ISP, ILD, data transfer, networks and ICT services segment, Bezeq International is currently the sole ISP in Israel that owns and operates its own high speed submarine optical fiber communications cable system. The JONAH cable, which was launched in January 2012 provides Bezeq International with greater capacity for utilization than any other ISP in Israel. In addition, Bezeq International is able to obtain such capacity at an incremental cost, while other ISPs in Israel are required to purchase capacity and rely on one of the two other cable operators in Israel (Mediterranean Nautilus Israel Ltd. and Tamares Telecom Ltd.).

In the multi channel pay television segment, YES is the only licensed provider of multi channel television broadcasts via satellite in Israel and one of only two companies in the Israeli pay television services market. While YES relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set top boxes. Such equipment and infrastructure act as a significant barrier to entry against any potential competitor in the satellite pay television market.

During the three years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2013, the Bezeq Group companies invested NIS 431 million, NIS 442 million, NIS 397 million and NIS 241 million, respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

Macro Economic and Political Risks

The Bezeq Group is subject to macro economic and political risks that are outside of its control. For example, high levels of sovereign debt in the U.S., certain European countries and countries in the Middle East, combined with weak growth and high unemployment, could lead to fiscal reforms (including austerity measures), sovereign debt restructurings, currency instability, increased counterparty credit risk, high levels of volatility and, potentially, disruptions in the credit and equity markets, as well as other outcomes that might adversely impact our Company. Moreover, as a business in Israel we and the Bezeq Group are subject to the inherent risks associated with the political and military conditions in Israel and the potential for armed conflicts with Israel’s neighbors. Further, while the majority of the Bezeq Group’s revenues are in NIS, a portion of the Bezeq Group’s operational expenses are in U.S. dollars. The exchange rate between U.S. dollars and NIS has been volatile in the past and may continue to be so in the future. Although we attempt to mitigate currency rate risk through hedging, sharp changes in the exchange rate could have a material effect on our results of operations.

Churn

The cable television, broadband Internet infrastructure access, fixed-line telephony and cellular telephony industries typically exhibit churn as a result of high levels of competition. Churn levels may be affected by changes in our or our competitors’ pricing, our level of customer satisfaction, disconnection of non-paying subscribers and changes in regulations. Increases in churn may lead to increased costs and reduced revenues. Our churn rates increased in our cellular telephony segment in recent years as new competitors entered the market and advantageous billing plans were introduced. The Ministry of Communications increased competition by prohibiting exit fees, except in limited circumstances, long-term commitments and, as of January 2013, the linkage of the price and terms of handsets to the cellular service prices and benefits.

Seasonality

Bezeq’s consolidated operating results are generally not characterized by a seasonal pattern. In general, Bezeq’s revenues from its cellular phone services are slightly higher in the second and third quarters of the fiscal year than the first and fourth quarters due to different usage patterns prevailing in the summer months compared to the winter months and the holiday season in Israel. In general, Bezeq’s revenues from international communications, Internet and NEP services are affected in a minor way by the seasons and holidays. For example, voice services for the business sector decrease in August and during the Passover holiday; voice services for the private sector increase in the summer months and towards the end of the calendar year; sales of Internet services and NEP equipment usually increase in the fourth quarter; and Internet services for the business sector decrease in the summer months due to the closure of educational institutions.

Impact of Currency Fluctuations and Inflation

Although the majority of our revenues and expenses are denominated in NIS, we are subject to risks caused by fluctuations in the exchange rate between the NIS and the U.S. dollar.

During 2012 and the first nine months of 2013, the U.S. dollar depreciated against the NIS.  A devaluation of the dollar in relation to the NIS has the effect of reducing the NIS value of any of our expenses or liabilities which are payable in dollars, unless those expenses or liabilities are linked to the dollar. This devaluation of the dollar also has the effect of decreasing the NIS value of any asset which consists of dollars or receivables payable in dollars, unless the receivables are linked to the dollar.

From time to time we use derivative financial instruments, such as forward currency contracts to hedge certain of our risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic depreciations, may have an impact on our profitability and period-to-period comparisons of our results in U.S. dollars. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. We recommend comparing our results between periods based on our NIS reports.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income.  The applicable Israeli company income tax rate was 25% and 24% in 2010 and 2011, respectively, and 25% in 2012 and 2013.  In 2014, our applicable income tax rate is expected to increase to 26.5% pursuant to the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) - 2013.

The effect of the change on our financial statements as at September 30, 2013, was an increase in deferred tax balances of NIS 53 million (approximately $15 million). The effect of the change to the equity attributable to our shareholders was a decrease of NIS 11 million (approximately $3 million).

As of December 31, 2012, we had tax loss carryforwards in the amount of NIS 320 million (approximately $90 million) and capital losses carry forward in the amount of NIS 40 million (approximately $11 million).  Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

Conditions in Israel

We are incorporated, based in and derive substantially all of our revenues from markets within the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, the International Finance Corporation and the World Trade Organization. In addition, Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its member and has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which included a refinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

On May 10, 2010, the Organization for Economic Co-operation and Development, or OECD, invited Israel to become a member of the organization, whose mission is to promote co-operation between its members while keeping high international economic standards. The invitation resulted from the OECD Council's positive assessment of Israel's position with respect to OECD instruments, standards and benchmarks. On June 29, 2010, an accession agreement was signed in Paris, France. This agreement defined the obligations of OECD membership and included Israel specific remarks on acceptance of OECD legal instruments. On September 7, 2010, on signing the OECD Convention, Israel pledged its full dedication to achieving the Organization’s fundamental aims. Israel is the 32nd country to join the organization, along with Estonia and Slovenia.

Key Operating Measures

Bezeq’s management evaluates Bezeq’s performance through focusing on key performance indicators, which include among others: number of subscribers, churn rate, ARPU and operating income and net income. These key performance indicators are primarily affected by the competitive and regulatory landscape in which Bezeq operates and its ability to adapt to the challenges it faces.

Explanation of Key Income Statement Items

Revenue. Revenue from Bezeq’s domestic fixed-line communications segment is derived primarily from fees received for (i) fixed-line telephony services, primarily including the basic fixed-line telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, conference calls, public telephones and a unified telephone directory; (ii) fixed-line broadband Internet infrastructure access services in xDSL technology; (iii) data communication services, including network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet and remote access services; and (iv) other services including, services to communications operators, broadcasting services, contract work, IP Centrex services (lines in a virtual private exchange in a public network), data center services, a search engine for finding phone numbers (including a classified search) and new services.

Revenue from the Pelephone cellular telephony segment is derived primarily from fees received from its service offerings, including, voice transmission, transmission of text messages, roaming, data communications and advanced multimedia services. Pelephone also sells cellular phones and devices, modems and laptop computers and offers repair services.

Bezeq International’s revenues are primarily derived from ISP services for private and business customers (including terminal equipment and support), voice services (including, ILD services to business and private customers and international call routing and termination services), hosting services, supply of international data communication solutions for business customers and ICT solutions for business customers and PBX services.

YES’s revenues are primarily derived from the sale of subscriptions for its multi-channel satellite pay television broadcast services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to twelve months.  YES does not provide revenues to Bezeq.

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly includes revenue from customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund and ownership of Walla!, a popular Israeli provider of Internet and portal services.

Depreciation and Amortization. Subsequent to our acquisition of the controlling interest in Bezeq, we adopted  policies regarding the depreciation and amortization expenses related to Bezeq's communications business network equipment and capacity that were base on Bezeq's policies. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. In connection with our acquisition of the controlling interest we assigned fair value to fixed assets acquired in the Bezeq acquisition. The difference between the book value and the fair value of those assets was recognized as an asset in our consolidated statement of financial position. These assets are depreciated and amortized according to their expected useful life. Over time those assets are fully depreciated by Bezeq, and by us respectively. As a result, the excess fair value balance we assigned to these assets decreases and our related depreciation expenses will decrease as well.

Revenue from Bezeq’s domestic fixed-line communications segment is derived primarily from fees received for (i) fixed-line telephony services, primarily including the basic fixed-line telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, conference calls, public telephones and a unified telephone directory; (ii) fixed-line broadband Internet infrastructure access services in xDSL technology; (iii) data communication services, including network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet and remote access services; and (iv) other services including, services to communications operators, broadcasting services, contract work, IP Centrex services (lines in a virtual private exchange in a public network), data center services, a search engine for finding phone numbers (including a classified search) and new services.

Revenue from the Pelephone cellular telephony segment is derived primarily from fees received from its service offerings, including, voice transmission, transmission of text messages, roaming, data communications and advanced multimedia services. Pelephone also sells cellular phones and devices, modems and laptop computers and offers repair services.

Bezeq International’s revenues are primarily derived from ISP services for private and business customers (including terminal equipment and support), voice services (including, ILD services to business and private customers and international call routing and termination services), hosting services, supply of international data communication solutions for business customers and ICT solutions for business customers and PBX services.

YES’s revenues are primarily derived from the sale of subscriptions for its multi-channel satellite pay television broadcast services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to 12 months.  YES does not provide revenues to Bezeq.

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly includes revenue from customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund and ownership of Walla!, a popular Israeli provider of Internet and portal services.

Salaries. Salaries include salary costs, social, statutory and employment benefits, and commissions of all our employees. Bezeq’s consolidated salary expenses primarily consist of operating and general and administrative salaries, benefits, stock-based compensation and incentive compensation.

General and Operating Expenses. Bezeq’s consolidated general and operating expenses primarily consist of cellular telephone expenses, general expenses including outside consulting, legal and accounting services, materials and spare parts, building maintenance, services and maintenance by sub-contractors, international communication expenses, vehicle maintenance expenses, royalties paid to the State of Israel and collection fees.

Other operating expenses. Other operating expenses primarily include Bezeq’s provision for severance pay on early retirement, capital gains from the sale of property, plant and equipment, provisions for contingent liabilities and loss from copper forward contracts.

Finance Expenses. Our finance expenses primarily include interest expenses and CPI linkage expenses on our debentures and on B Communications bank and institutional loans and debentures. Bezeq’s financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

Income Tax. Income tax expense is comprised of current and deferred tax. Bezeq recognizes current and deferred tax expense in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Our assessment considers that deferred tax is recognized using the statements of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Under our assessment, deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The applicable Israeli company income tax rate for 2010 was 25% and it decreased to 24% in 2011. At the end of 2011 the Knesset passed an amendment to the Income Tax Ordinance, pursuant to which the 2010 corporate tax rate of 25% was reinstated for an indefinite period, commencing on January 1, 2012.  In 2014, our applicable income tax rate is expected to increase to 26.5% pursuant to the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) - 2013.

Results of Operations

The following two tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis for the nine months ended September 30, 2012 and 2013.

As a result of our acquisition of Bezeq, we assigned fair value to the assets acquired and liabilities assumed using the acquisition method. Adjustments to record the allocation of the consideration paid for assets acquired and liabilities assumed for Bezeq have not been reflected in the separate reporting of the segments because they are not being reviewed by our Chief Executive Officer in order to make decisions about resources to be allocated to the segments and assess their performance. Accordingly, the purchase accounting adjustments are presented under the “adjustments” column.

	For the Nine Months ended September 30, 2013 (unaudited)
	Bezeq	Pelephone	Bezeq International	YES*	Others	Adjustments	Consolidated
	(NIS in millions)
Revenue from external entities	3,166	2,775	1,020	1,217	181	(1,217)	7,142
Inter-segment revenues	211	51	44	1	14	(309)	12
Total revenue	3,377	2,826	1,064	1,218	195	(1,526)	7,154
Depreciation and amortization	509	345	97	192	23	348	1,514
Segment results - operating income	1,532	532	171	207	(6)	(815)	1,621
Finance income	249	115	7	5	1	34	411
Finance expenses	(414)	(39)	(17)	(509)	(6)	263	(722)
Total finance income (expense), net	(165)	76	(10)	(504)	(5)	297	(311)
Segment profit (loss) after finance expenses, net	1,367	608	161	(297)	(11)	(518)	1,310
Share in losses of equity-accounted investee	-	-	1	-	-	(196)	(195)
Segment profit (loss) before income tax	1,367	608	162	(297)	(11)	(714)	1,115
Income tax	316	154	42	1	2	(88)	427
Segment results - net profit (loss)	1,051	454	120	(298)	(13)	(626)	688

  * Bezeq does not consolidate the results of YES into its financial statements.

	For the Nine Months ended September 30, 2012 (unaudited)
	Bezeq	Pelephone	Bezeq International	YES*	Others	Adjustments	Consolidated
	(NIS in millions)
Revenue from external entities	3,289	3,370	962	1,228	190	(1,228)	7,811
Inter-segment revenues	220	71	39	-	30	(342)	18
Total revenue	3,509	3,441	1,001	1,228	220	(1,570)	7,829
Depreciation and amortization	541	402	103	184	18	519	1,767
Segment results - operating income	1,358	725	157	180	(3)	(954)	1,463
Finance income	254	111	8	2	-	99	474
Finance expenses	(455)	(79)	(14)	(470)	(5)	224	(799)
Total finance income (expense), net	(201)	32	(6)	(468)	(5)	323	(325)
Segment profit (loss) after finance expenses, net	1,157	757	151	(288)	(8)	(631)	1,138
Share in losses of equity-accounted investee	-	-	1	-	-	(234)	(233)
Segment profit (loss) before income tax	1,157	757	152	(288)	(8)	(865)	905
Income tax	337	193	37	1	(1)	(163)	404
Segment results - net profit (loss)	820	564	115	(289)	(7)	(702)	501

* Bezeq does not consolidate the results of YES into its financial statements.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

The following table sets forth our results of operations in NIS in millions and as a percentage of revenues for the nine months ended September 30, 2012 and 2013 (IFRS):

	For the Nine Months ended September 30,
	2012		2013
Revenues	7,829	100%	7,154	100%
Depreciation and amortization	1,767	23%	1,514	21%
Salaries	1,530	20%	1,439	20%
General and operating expenses	3,017	39%	2,610	36%
Other operating expenses (income)	52	1%	(30)	0%
Operating income	1,463	19%	1,621	23%
Finance expense	799	10%	722	10%
Finance income	(474)	6%	(411)	-6%
Income after financing expenses (income), net	1,138	15%	1310	18%
Share of losses in equity-accounted investee	233	3%	195	3%
Income before income tax	905	12%	1,115	16%
Income tax	404	5%	427	6%
Income for the period	501	6%	688	10%
Income (loss) attributable to owners of the Company	(37)	(1%)	16	1%
Income attributable to non-controlling interest	538	7%	672	9%
Income for the period	501	6%	688	10%

Revenues.  Our revenues decreased by 8.6% to NIS 7.2 billion (approximately $2 billion) for the nine months ended September 30, 2013, from NIS 7.8 billion for the nine months ended September 30, 2012.  For both periods, our consolidated revenues consisted entirely of the Bezeq Group’s consolidated revenues.  The decrease in revenues in 2013 was primarily due to NIS 615 million (approximately $174 million), or 17.9% decrease in the revenues of the cellular segment, in which increased competition caused revenues from services to decrease and regulatory changes resulted in lower sales of handsets.  To a lesser extent, the decrease in revenues is also attributable to the NIS 132 million (approximately $37 million), or 3.8%, decrease in the revenues of the fixed-line segment.

Bezeq’s revenues for the nine months ended September 30, 2013, decreased to NIS 3.4 billion (approximately $955 million) compared with NIS 3.5 billion for the nine months ended September 30, 2012, a decrease of 3.8%.  The decrease in the fixed-line communications segment’s revenues was primarily due to a reduction in fixed-line telephony revenues as a result of a decrease in the APRL, a decrease in the number of access lines, as well as a decrease in interconnect fees from calls to cellular networks.  Such decrease was partially offset by a 10.4% increase in revenues from broadband Internet infrastructure services that rose to NIS 963 million (approximately $272 million) for the nine months ended September 30, 2013, compared to NIS 872 million for the nine months ended September 30, 2012.  This increase in revenues from broadband Internet infrastructure services is primarily attributed to an increase in the number of subscribers and an increase in the ARPU resulting from upgrades by subscribers to faster broadband internet speeds.

Pelephone’s revenues for the nine months ended September 30, 2013, decreased to NIS 2.8 billion (approximately $799 million) compared with NIS 3.4 billion for the nine months ended September 30, 2012, a decrease of 17.9%. Revenues from services for the nine months ended September 30, 2013, decreased to NIS 2.1 billion (approximately $599 million) compared to NIS 2.5 billion for the nine months ended September 30, 2012, a decrease of 15.4%.  The decrease is primarily attributable to the reduction in tariffs that resulted from the intensified competition in the cellular telephony market.  The intensified competition caused migration to unlimited usage plans, resulting in decreases in ARPU and the number of subscribers.  The decrease in revenues was partially offset by an increase in the revenues from cellular telephony operators that are hosted on Pelephone's network.  Revenues from the sale of terminal equipment for the nine months ended September 30, 2013, decreased to NIS 706 million (approximately $200 million), compared to NIS 934 million for the nine months ended September 30, 2012, a decrease of 24.4%.  The decrease is primarily attributable to a decrease in handset sales and prices that resulted from regulatory changes that prevent carriers from subsidizing handset sales and the opening of the handset market to third-party imports that resulted in the opening of numerous independent handset stores.

Bezeq International’s revenues for the nine months ended September 30, 2013, increased to NIS 1.1 billion (approximately $301 million) compared with NIS 1 billion for the nine months ended September 30, 2012, an increase of 6.3%.  The increase in revenues is primarily attributable to an increase in revenues from call transfers between communication carriers worldwide, increased revenues from the sale of ICT and solutions increased revenues from ISP operations due to an increase in the number of subscribers.  The increase was partially offset by a decrease in revenues from outgoing calls attributable to the transition in the cellular telephony market to packages that include unlimited overseas calls.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 1.5 billion (approximately $428 million) for the nine months ended September 30, 2013, compared to NIS 1.8 billion for the nine months ended September 30, 2012, a decrease of approximately 14.3%. The decrease was primarily due to the decrease in depreciation and amortization expenses arising from the purchase price allocation relating to our purchase of the controlling interest in Bezeq, which was NIS 531 million (approximately $150 million) and NIS 642 million for the nine months ended September 30, 2013, and 2012, respectively.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 983 million (approximately $278 million) for the nine months ended September 30, 2013, compared to NIS 1.1 billion for the nine months ended September 30, 2012, a decrease of approximately 8.6%.  The decrease is primarily attributable to the reduction in depreciation and amortization expenses relating to the domestic fixed-line communications and the cellular segments.

Bezeq’s depreciation and amortization expenses amounted to NIS 509 million (approximately $144 million) for the nine months ended September 30, 2013, compared with NIS 541 million for the nine months ended September 30, 2012, a decrease of 5.9%.  The decrease was primarily attributable to the conclusion of depreciation of the segment’s old network and other property, plant and equipment in 2012, as well as a revision of depreciation rates.  The decrease was partially offset by the initiation of amortization of new investments.

Pelephone’s depreciation and amortization expenses for the nine months ended September 30, 2013, amounted to NIS 354 million (approximately $100 million) compared to NIS 402 million for the nine months ended September 30, 2012, a decrease of 14.2%.  The decrease is mainly attributable to the conclusion of the capitalization of subscriber acquisition costs and the depreciation of other property, plant and equipment.

Bezeq International’s depreciation and amortization expenses for the nine months ended September 30, 2013, amounted to NIS 97 million (approximately $27 million) compared with NIS 103 million for the nine months ended September 30, 2012, a decrease of 5.8%.  The decrease is primarily attributable to the extension of the term of the agreement for irrevocable bandwidth usage rights in the capacity of a submarine cable that serves as a back-up for the Jonah cable, which extended the amortization period.

Salaries. Salaries decreased by 6.1% to NIS 1.4 billion (approximately $407 million) for the nine months ended September 30, 2013, from NIS 1.5 billion for the nine months ended September 30, 2012, primarily due to the decrease in salary expenses in the cellular and fixed-line communications segments, primarily due to a reduction in the workforce.

Bezeq’s salary expenses decreased to NIS 755 million (approximately $213 million) for the nine months ended September 30, 2013, from NIS 808 million for the nine months ended September 30, 2012, a decrease of 6.6%.  The decrease in salary expenses was primarily due to a decrease in the number of employees and in share-based compensation.  The decrease was partially offset by higher employee wages during the nine months ended September 30, 2013.

Pelephone’s salary expenses decreased to NIS 334 million (approximately $94 million) for the nine months ended September 30, 2013, compared with NIS 386 million for the nine months ended September 30, 2012, a decrease of 13.5%. The decrease in salary expenses is primarily attributable to a decrease in the number of employees.

Bezeq International’s salary expenses for the nine months ended September 30, 2013, amounted to NIS 213 million (approximately $60 million) compared with NIS 207 million for the nine months ended September 30, 2012, an increase of 2.9%.  The increase in salary expenses was primarily attributable to an increase in the value of executive options, a decrease in capitalized salary costs and an increase in the number of employees providing outsourcing services in ICT operations.

General and Operating Expenses.  General and operating expenses decreased by 13.4% to NIS 2.6 billion (approximately $738 million) for the nine months ended September 30, 2013, from NIS 3 billion for the nine months ended September 30, 2012.  The decrease is primarily attributable to the decrease in the cost of selling terminal equipment by the cellular segment.  In addition, commencing in 2013, the Bezeq Group's obligation to pay royalties to the State of Israel was cancelled.

Bezeq’s general and operating expenses decreased to NIS 672 million (approximately $190 million) for the nine months ended September 30, 2013, compared with NIS 778 million for the nine months ended September 30, 2012, a decrease of 13.6%.  The decrease is primarily attributable to Bezeq’s streamlining efforts and a decrease in interconnect fees paid to cellular telephony operators, which was offset in great measure by a corresponding decrease in revenues from interconnect fees.

Pelephone's general and operating expenses decreased to NIS 1.6 billion (approximately $457 million) for the nine months ended September 30, 2013, compared to NIS 1.9 billion for the nine months ended September 30, 2012, a decrease of 16.2%.  The decrease is primarily attributable to a decrease in the costs of selling terminal equipment ( primarily due to a decrease in the number of handsets sold), the cancellation in 2013 of mandatory royalty payments to the State of Israel, a decrease in bad and doubtful debt expenses, a decrease in distribution fees, a one-time decrease of approximately NIS 30 million ($8 million) in site rental fees following an adjustment of a liability estimate included in the financial statements as of December 31, 2012 and a one-time decrease in net collection expenses.

Bezeq International’s general and operating expenses increased to NIS 581 million (approximately $164 million) for the nine months ended September 30, 2013, compared with NIS 532 million for the nine months ended September 30, 2012, an increase of 9.2%.  The increase is primarily attributable to an increase in the cost of call transfers between communications carriers worldwide and increased expenses from enterprise communications solutions.  The increase in the general and operating expenses was partially offset by a decrease in expenses for outgoing calls, consistent with the decline in revenues.

Other Operating Income, net.  We had other operating income, net of NIS 30 million (approximately $8 million) for the nine months ended September 30, 2013, compared to other operating expenses, net of NIS 52 million for the nine months ended September 30, 2012.  The transition from expenses to income is primarily attributable to the increase in capital gains from the sale of real estate and copper and from a NIS 54 million loss recorded in the second quarter of 2012 resulting from the termination of a customer relationship management project.  The increase was partially offset by a NIS 37 million (approximately $10 million) provision for severance pay with respect to employee early retirements which was recognized in the first half of 2013.

Finance expenses, net.  Our consolidated finance expenses, net decreased to NIS 311 million (approximately $88 million) for the nine months ended September 30, 2013, from NIS 325 million for the nine months ended September 30, 2012, a decrease of 4.3%.  The decrease is primarily attributable to lower interest and CPI linkage expenses relating to the bank loans B Communications incurred in connection with its purchase of the controlling interest in Bezeq. During the nine months ended September 30, 2012, our finance expenses were reduced as a result of a NIS 74 million gain recorded as a result of the sale of Bezeq’s holdings in Traffix Communications Systems Ltd.

Our finance expenses, net for the nine months ended September 30, 2013 decreased to NIS 242 million (approximately $68 million) compared with NIS 261 million for the nine months ended September 30, 2012, a decrease of 7.3%. The decrease is primarily attributable to lower interest and CPI linkage expenses that resulted from the reduction in the amount of the outstanding bank debt that was incurred to purchase B Communications' controlling interest in Bezeq and from lower inflation levels and floating interest rates in the first nine months of 2013 compared to the first nine months of 2012. The decrease was partially offset by the revaluation of Nurisha Holdings Ltd.’s option to purchase B Communications shares from us.

The Bezeq Group’s consolidated finance expenses, net increased to NIS 96 million (approximately $27 million) in the nine months ended September 30, 2013 compared to finance income, net of NIS 88 million in the nine months ended September 30, 2012. The transition from finance income, net to finance expense, net is primarily attributable to the  NIS 74 million gain recorded as a result of the sale of Bezeq’s holdings in Traffix Communications Systems Ltd.

Income Tax.  Income tax expenses increased to NIS 427 million (approximately $121 million) for the nine months ended September 30, 2013, from NIS 404 million for the nine months ended September 30, 2012, an increase of 5.7%.  The increase resulted from higher income before income tax in the nine months ended September 30, 2013, compared to the nine months ended September 30, 2012 and from an increase in deferred tax liability as a result of the change in the Israeli tax rate.

Bezeq’s consolidated income tax expenses in the nine months ended September 30, 2013, represented 24.2% of its profit after net finance expenses, compared to 27.5% in the nine months ended September 30, 2012.  The decrease is primarily attributable to lower non-deductible tax expenses in the domestic fixed-line communications segment in the 2013 period compared to the corresponding period in 2012.

Income Attributable to the Owners of Our Company.  Income attributable to the owners of our company was NIS 16 million (approximately $4 million) for the nine months ended September 30, 2013, compared to a loss attributable to the owners of our company of NIS 37 million for the nine months ended September 30, 2012. The transition from loss to income is primarily attributable to lower depreciation and amortization expenses in the nine months ended September 30, 2013with respect to the purchase price allocation relating to B Communications’ purchase of the controlling interest in Bezeq.

Income Attributable to Our Non-Controlling Interests. Income attributable to our non-controlling interests was NIS 672 million (approximately $190 million) for the nine months ended September 30, 2013, compared to NIS 538 million for the nine months ended September 30, 2012. The increase in income attributable to our non-controlling interests resulted from the lower depreciation and amortization expenses with respect to the purchase price allocation relating to the Bezeq transaction.  The increase was partially offset by the decrease in Bezeq’s net income.

Liquidity and Capital Resources

Liquidity and Capital Resources of Internet Gold – Golden Lines

As of December 31, 2012, and December 31, 2013, we had cash and cash equivalents and marketable securities on an unconsolidated basis of NIS 179 million and NIS 328 million (approximately $93 million), respectively. The increase in our cash and cash equivalents and marketable securities balances at December 31, 2013, from December 31, 2012,  is primarily attributable to our sale of B Communications shares to Norisha Holdings Ltd. for NIS 125 million (approximately $35 million) and the NIS 69 million ($20 million) dividend payment we received from B Communications.

Prior to 2005, we funded our operations principally from cash flows from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999.

In April 2005, we completed an offering of NIS 220 million of convertible debentures and warrants, in Israel, exclusively to Israeli residents. The debentures are to be repaid during the period April 2008 through April 2015, and were traded on the TASE. The interest rate of these debentures is 4% and are convertible into ordinary shares at a conversion price of NIS 50. Due to the significant increase in our share price, NIS 75.9 million of such convertible debentures were converted into 1,518,008 of our ordinary shares during 2010. In January 2008, our Board of Directors authorized the repurchase of up to NIS 112 million of the convertible debentures. In September 2011, we completed an early redemption of 242,561 par value Series A Debentures, together with index-linkage differentials and accrued interest. As a result of the early redemption, our Series A Debentures were delisted from the TASE on September 26, 2011. As of September 30, 2013,  an immaterial amount of such convertible debentures were outstanding. The warrants to purchase up to 2.5 million of our ordinary shares were exercised in full prior to October 15, 2007, their expiration date. Our proceeds from the exercise of such warrants totaled NIS 104 million. The proceeds were used for general corporate purposes including working capital.

In September 2007, we completed an offering of Series B debentures that was made exclusively to Israeli residents. We raised a total of NIS 423 million. The interest rate for the debentures, which are traded on the TASE, is 5%. In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million of our Series B debentures. The purchases were made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE. We repurchased NIS 5,714,370 of the Series B Debentures under the program at a total purchase price of approximately NIS 4.4 million, or an average price of NIS 0.763 per bond.

In December 2009, we issued additional Series B debentures in two private placements to institutional investors in Israel for NIS 400 million.  The terms of these additional Series B debentures issued in December 2009 are identical to those of the Series B debentures issued in September 2007. As of September 30, 2013, approximately NIS 372 million ($105 million) of the Series B Debentures remained outstanding. As of December 31, 2013, approximately NIS 248 million ($71 million) of the Series B Debentures remained outstanding. The Series B Debentures continue to trade on the TASE.

In 2009, we completed the repurchase of 5,481,859 of our ordinary shares for an aggregate of NIS 140 million, or an average price of NIS 25.3 per share, under two repurchase programs authorized in November 2007 and July 2008.  In 2010, our Board of Directors authorized a third repurchase program, for the repurchase of up to an additional NIS 44 million of our ordinary shares in the open market from time to time at prevailing market prices. As of December 31, 2013, we had repurchased 330,756 ordinary shares under the third program at a total purchase price of approximately NIS 30 million ($9 million), or an average price of NIS 90.7 ($25.91) per share. No repurchases were made in 2012 or 2013.

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for aggregate cash purchase price of approximately NIS 6.5 billion and became the controlling shareholder of Bezeq. In March 2011, B Communications acquired an additional 0.93% of Bezeq's outstanding shares for NIS 300 million, increasing our ownership in Bezeq to 31.37%. At present our ownership interest in Bezeq is 30.91%.

As part of the acquisition of the controlling interest in Bezeq, B Communications sold its legacy communications business excluding certain retained indebtedness and liabilities to a wholly-owned subsidiary of Ampal for NIS 1.2 billion.

Financing of the Controlling Interest in Bezeq

On April 14, 2010, a wholly owned subsidiary of B Communications, B Communications (SP2) Ltd. (“SP2”),  obtained a NIS 4.6 billion bank loan from certain banking and financial institutions led by Bank Hapoalim Ltd. (“Bank Hapoalim”). The loan was divided into four tranches:

●
Credit A - a “bullet” floating rate loan, in the amount of NIS 700 million; with principal and interest hat was payable on November 30, 2010. Credit A is indexed to Bank Hapoalim’s prime interest rate, plus a margin of 2%. Bank Hapoalim Prime on the date of the closing was equal to 1.62%. We repaid this loan in full following our receipt of a dividend from Bezeq on May 3, 2010.

●
Credit B –This tranche is divided into two parts. The first part, originally in the amount of NIS 1.1 billion, is a floating loan indexed to the Bank Hapoalim prime interest rate; and the second part, originally in the amount of NIS 900 million, is a fixed rate loan, linked to the Israeli CPI. Both parts of Credit B are payable in 13 equal semi-annual installments of both principal and interest, with the first payments made on November 30, 2010. The interest rate on the first part of Credit B is 4.58% and the interest rate on the second part of Credit B is 4.35%. As of September 30, 2013, NIS 632 million of the first part and NIS 565 million of the second part remained outstanding.

●
Credit C – a “bullet” loan, originally in the principal amount of NIS 700 million, is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at an interest rate of 4.73%. The principal of Credit C will be paid in one payment on November 30, 2016; and the interest will be paid in 13 semi-annual installments, the first of which was made on November 30, 2010. As of September 30, 2013, the loan was fully repaid.

●
Credit D - two “bullet” loans, the principal of which will be paid in one payment on May 30, 2017 and the interest will be paid in 13 semi-annual installments, the first of which is due on November 30, 2010. The first loan of Credit D is in the principal amount of NIS 800 million and is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at a rate of 4.75%. The second loan is in the principal amount of NIS 400 million and is a fixed rate loan, linked to the Israeli CPI, at a rate of 5.4%. As of September 30, 2013, NIS 800 million of the first part and NIS 438 million of the second part remained outstanding.

On February 19, 2010, a wholly owned subsidiary of B Communications, B Communications (SP1) Ltd. (“SP1”),  into a NIS 500 million loan agreement with certain entities associated with Migdal Insurance and Financial Holdings Ltd, which remains outstanding.  The loan bears annual interest at a rate of 6.81% and is linked to the Israeli CPI.

On November 5, 2013, SP2 entered into an amendment to the bank loan agreement  it entered into certain banking and financial institutions led by Bank Hapoalim Ltd in 2010 ( “Bank Loan Agreement”) to help finance  the acquisition of the Bezeq controlling interest.  The principal amendments to the Bank Loan Agreement are as follows:

•
The covenants restricting the withdrawal of funds from SP2 were amended to permit the immediate withdrawal of NIS 250 million and the ability to withdraw up to 75% of accumulated reserves in the future;

•
A one-time early repayment of NIS 400 million, of which NIS 300 million was used to repay the Credit B loan tranche and NIS 100 million was used to repay the Credit D loan tranche, both of which were subject to a floating interest rate. As result of the early repayment, our mandatory future bank debt repayments decreased;

•
A NIS 79 million liability that resulted from the exercise of phantom stock options issued to the banking and financial institutions led by Bank Hapoalim was replaced with two “bullet” loans, the principal of which is payable in full on May 30, 2017. Interest is payable in eight semi-annual installments, the first of which was paid on November 30, 2013. The first loan, in the principal amount of NIS 39.5 million, is a floating rate loan indexed to Bank Hapoalim’s prime interest rate, plus a margin of 1.93%. The second loan, in the principal amount of NIS 39.5 million, has a fixed rate of 3.6%, linked to the Israeli CPI.

•	The interest rates payable on all four outstanding credit lines was increased by 0.4%.

In September 2010, we completed the public offering of NIS 170 million of our Series C Debentures in Israel.  The Series C Debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45%, which is payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019 (the last interest payment is payable on March 10, 2019). The Series C Debentures are NIS denominated and are not linked to the Israeli CPI. The Series C Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict our ability to issue any new series of debt instruments or distribute dividends in the future. The Series C Debentures are listed for trading on the TASE. The net proceeds from the public offering, after deduction of arranger’s fees, early commitment fees and other expenses and commissions, were approximately NIS 169 million. Midroog Ltd. awarded the newly issued Series C Debentures an A3 stable rating.

In December 2010, we issued NIS 148 million of additional Series C Debentures in a private placement to certain institutional investors.  We issued the additional Series C Debentures in exchange for approximately NIS 125 million principal amount of our outstanding Series B Debentures, reflecting an exchange ratio of 1:1.188.  In February 2011, we issued additional Series C Debentures in a private placement to a number of Israeli institutional investors.  The offering price was NIS 1.0275 per debenture, which represented a yield of 4.2%. The aggregate proceeds were approximately NIS 133.6 million. In December 2011 and January 2012, we completed private placements of NIS 65 million and NIS 14 million, respectively, of our Series C Debentures. The private placements were offered to a number of Israeli institutional investors pursuant to Regulation S under the Securities Act. The terms of all issued Series C Debentures are identical to the terms of Series C Debentures issued in 2010 and they are listed on the TASE.

In November and December 2013, we issued additional Series C Debentures in two private placements to certain institutional investors, in the principal amount of NIS 60 million and NIS 65 million, respectively. As of December 31, 2013 we had NIS 774 million of Series C Debentures outstanding.

In November 2013, Midroog Ltd.  confirmed a Baa1 rating with respect to our Series C Debentures and revised our outlook from negative to stable.

Bezeq’s Dividend Distributions

On August 4, 2009, Bezeq’s board of directors adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semiannually, a dividend at a rate of 100% of its semiannual net income after minority share in accordance with Bezeq’s consolidated financial statements. The implementation of the dividend policy is subject to the provisions of applicable law, including the dividend distribution tests set forth in the Israeli Companies Law, as well as the estimate of Bezeq’s board of directors regarding Bezeq’s ability to meet its existing and anticipated liabilities from time to time. Each dividend distribution is subject to the approval of Bezeq’s shareholders, pursuant to Bezeq’s articles of association.

On March 31, 2011, the Tel Aviv District Court approved a NIS 3 billion distribution by Bezeq to its shareholders in six equal, semi-annual payments during the period 2011-2013.  The Court approval was required as the amount of the distribution exceeded Bezeq’s accounting profits according to its financial statements.  All of the six semi-annual payments of NIS 0.5 billion were distributed to Bezeq's shareholders.

Bezeq paid total cash dividends of NIS 3.7 billion, NIS 3.2 billion, NIS 3.1 billion and NIS 2.8 billion (approximately $800 million) in the three years ended December 31, 2012 and in the nine months ended September 30, 2013, out of which we received NIS 1.1 billion, NIS 984 million, NIS 953 million and NIS 876 million (approximately $248 million), respectively. Bezeq paid a dividend of NIS       million in the fourth quarter of 2013.

First Dividend Distribution

Following the execution of the refinancing agreement, B Communications’ Board of Directors declared its first dividend as a public company on November 7, 2013, a dividend of NIS 3.41 per share and NIS 102 million in the aggregate. We received NIS 69 million ($20 million) as our portion of the dividend payment.

Financing of Ongoing Operations

We expect to have sufficient funds to meet our working capital needs, capital expenditures, debt service and other funding requirements for the next twelve months, both on a consolidated level (including B Communications and Bezeq) and with respect to our own debt service (not including B Communications and the Bezeq Group).  For this long-term analysis we took into account the following:

We believe that Bezeq is a strong and well capitalized company. Its cash flow from operating activities was approximately NIS 3.2 billion (approximately $910 million) in the nine month period ended September 30, 2013, an increase of 6.8% compared to cash flow from operating activities of NIS 3 billion for the nine month period ended September 30, 2012.

We expect to have sufficient funds to service our indebtedness (excluding Bezeq’s indebtedness) from our current cash and cash equivalents, our ability to raise additional funds, including through the sale or pledge of a portion of our shareholdings in B Communications that are free from any encumbrances and from future dividends from B Communications.

In the nine months ended September 30, 2013, B Communications received dividends from Bezeq totaling NIS 876 million (approximately $248 million) and to made debt repayments of NIS 415 million, thereby creating a cash surplus of NIS 461 million. We expect that B Communications’ will continue generating accumulated cash surplus in the upcoming periods and that at least a portion of B Communications’ cash surplus will be used for a dividend distribution.

During the fourth quarter of 2013 the company made principal and interest repayments of NIS 143 million (approximately $40 million). The company also issued additional Series C Debentures in two private placements in November and in December 2013 to certain institutional investors, in a total principal amount of NIS 125 million.

The following table summarizes our (including B Communications' and Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (NIS in millions)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (including interest)	18,131	2,960	4,886	6,376	4,009
Operating lease obligations	830	247	383	120	80
Purchase obligations	286	286	-	-	-
Total	19,247	3,493	5,169	6,496	4,089

Liquidity and Capital Resources of the Bezeq Group

As of September 30, 2013, the Bezeq Group had cash and cash equivalents and current investments of NIS 1.3 billion (approximately $355 million) compared to cash and cash equivalents and current investments of NIS 1.5 billion at December 31, 2012.

The Bezeq Group incurred consolidated capital expenditures of NIS 910 million (approximately $257 million) for the nine months ended September 30, 2013, compared with NIS 1.2 billion for the nine months ended September 30, 2012. The capital expenditures for the nine months ended September 30, 2013 were primarily for the development of communications infrastructures.

In the nine months ended September 30, 2013, the Bezeq Group repaid debt and paid interest of NIS 894 million ($253 million), compared with NIS 1 billion in the nine months ended September 30, 2012.

Bezeq paid total cash dividends of NIS 2.8 billion (approximately ($809 million) in the nine months ended September 30, 2013, compared with NIS 1.6  billion for the nine months ended September 30, 2012, out of which B communications received NIS 876 million (approximately $248 million) NIS 489 million and, respectively.

The Bezeq Group’s average debt (including current maturities) to financial institutions and debenture holders for the nine months ended September 30, 2013, was NIS 9.7 billion (approximately $2.7 billion). The average supplier credit for the nine months ended September 30, 2013, was NIS 682 million (approximately $193 million) the average short-term customer credit for the nine months ended September 30, 2013 was NIS 2.9 billion (approximately $810 million), and average long-term customer credit was NIS 856 million (approximately $242 million).

The Bezeq Group working capital surplus as of September 30, 2013, was NIS 1.1 billion (approximately $308 million), compared with a surplus of NIS 219 million on September 30, 2012. The increase in working capital surplus is attributable to the timing difference for the payment of dividends. The increase was partially offset by a drop in total current assets and by an increase in current maturities of long-term loans.

The Board of Directors of Bezeq reviewed the company’s existing and projected resources and cash flows for the foreseeable future and its investment needs, as well as the sources of finance and the potential amounts that will be required by the Bezeq Group in the foreseeable future. On the basis of its review of all these factors, Bezeq’s Board of Directors concluded that the Bezeq Group can meet its existing cash needs and its needs for the foreseeable future from cash generated from its operations, by receipt of dividends from subsidiaries and by raising debt, from banking and non-banking sources, should it determine to do so.

Bezeq

The table below describes Bezeq’s long-term loans as of September 30, 2013:

Source of finance	Amount (NIS in millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2013
Banks	2,181	Unlinked NIS	Variable, based on prime rate (1)	2.46%	2.47%	2.46%-3.20%
Banks	2,340	Unlinked NIS	Fixed	5.67%	5.69%	5%-6.85%
Non-bank	615	Unlinked NIS	Variable, based on annual STL rate (2)	2.65%	2.75%	2.65%-3.26%
Non-bank	1,729	Unlinked NIS	Fixed	5.92%	6.10%	5.70%-6.65%
Non-bank(3)	2,579	CPI-linked	Fixed	3.43%	3.51%	3.11%-5.95%

(1)	Prime interest rate in September 2013 was 2.5%.
(2)	Based on Israeli government short-term loan rate of 1.248% (calculated as the average last five trading days of August 2013 for the interest period that began on September 1, 2013).
(3)	Not including debentures held by Bezeq Zahav Holdings, a wholly-owned subsidiary of Bezeq. For more information on these debentures, see “—Bezeq Outstanding Debentures.”

The Bezeq loans in the total principle amount of NIS 7.8 billion include a cross-default mechanism that under certain conditions allows immediate recall of the debt should a third party demand immediate repayment of debt owed due to a breach of contract.

Bezeq’s Outstanding Debentures

In May 2004, Bezeq issued NIS 600 million of Series 5 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, which bear 5.3% annual interest, linked (principal and interest) to the CPI in April 2004. The debentures were sold to institutional investors and to Bezeq Zahav Holdings a wholly-owned subsidiary of Bezeq, whose entire activity is holding such debentures. An additional NIS 1.5 billion of Series 5 debentures were sold to Bezeq Zahav Holdings in 2004.  On March 30, 2005, an additional NIS 287 million of Series 5 debentures was issued. As of December 31, 2012, NIS 1.6 billion of Series 5 debentures remained outstanding, of which NIS 587 million par value is held by Bezeq Zahav Holdings.

As of December 31, 2012, Bezeq had NIS 782 million of debentures that are not publicly traded.  In addition, Bezeq created a negative pledge in favor of the debenture holders and in favor of a bank, which includes exceptions, such as, for the matter of a lien on assets that are purchased or expanded by Bezeq, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge.  The lenders have a right to call the debentures for immediate payment in the event that Bezeq does not repay the debentures or if there is a breach of their terms, if a significant attachment is imposed on its assets, if a receiver is appointed for Bezeq's assets or a liquidation order is given against Bezeq, if Bezeq ceases to run its business, or if the holder of another charge realizes the charge it has on the assets of Bezeq.  In Bezeq's opinion, it was in compliance with all of the aforementioned terms at September 30, 2013. As of September 30, 2013, Bezeq had NIS 4.4 billion ($1.3 billion) of debentures outstanding.

Additional Bank Loans

Between May 12, 2011, and May 18, 2011, Bezeq entered into NIS 2 billion of loans with Israeli banks and with a financial institution.  NIS 1.4 billion of this amount is long-term debt (with an average duration of 6.2 years), and NIS 600 million of this amount is short-term debt.  Some of the debt was raised as part of the exercise of a letter of liability for the extension of long-term credit that Bezeq received from a bank on February 17, 2011.  As a result, the available credit under this letter was reduced from NIS 1.5 billion to NIS 700 million.  Subsequently, on August 2, 2011, Bezeq obtained a long-term NIS 600 million loan (average duration of 5.3 years) from a bank, to replace the short-term loan of the same amount mentioned above.  Upon taking this loan, the letter of undertaking was cancelled.

Between October 29, 2012, and November 15, 2012, Bezeq issued NIS 650 million of NIS denominated debt having a term of 4.3 years that is unlinked to CPI.

In connection with this debt, Bezeq made the following commitments towards each of the entities that had extended the credit, or the financing entities:

•
An undertaking not to create any other liens on its assets (negative lien) under the same conditions as those of the negative lien given in favor of the banks, and subject to exceptions defined therein.

•
The financing documents include grounds for recalling the credit, including violations, insolvency, liquidation procedures, receivership or the like, as well as the right to demand immediate repayment if a third-party lender demanded immediate repayment of Bezeq's debts towards it for an amount that is more than the defined amount.

•
Bezeq undertook that should it make a commitment towards any additional lending entity in connection with financial covenants, the financing entities may (under certain conditions) ask Bezeq to sign an identical undertaking towards them. for the outstanding long-term debt.

Shelf Offering of Debentures in Israel

On July 3, 2011, Bezeq issued the following debentures (Series 6-8) pursuant to a shelf prospectus:

•
NIS 958,088,000 par value of debentures (Series 6), bearing fixed annual interest of 3.70%. The debentures will be repaid in five (5) equal, annual installments, payable every year on December 1, from 2018 through 2022 (inclusive). The first interest payment was made on December 1, 2011 and subsequently interest is payable twice a year on June 1 and December 1 every year through 2016. The principal of the debentures (Series 6) and their interest is linked to the CPI published in June 2011.

NIS 424,955,000 par value of debentures (Series 7), bearing variable interest at the short-term government loan yield per annum, or base interest, plus a margin of 1.40%. The debentures will be repaid in five (5) equal, annual installments, payable every year on December 1 from 2018 through 2022 (inclusive). The first interest payment was made on September 1, 2011 and subsequently interest is payable four times a year on March 1, June 1, September 1, and December 1, through 2022. The debentures (Series 7) are not linked to the CPI or to any currency.

•
NIS 1,329,363,000 par value of debentures (Series 8), bearing fixed annual interest of 5.70%. The debentures will be repaid in three (3) equal, annual installments, payable on June 1 every year from 2015 through 2017 (inclusive). The first interest payment was made on December 1, 2011 and subsequently interest will be paid twice a year on June 1 and December 1 every year through 2016. The last interest payment will be made on June 1, 2017. The debentures (Series 8) are not linked to the CPI or to any currency.

In connection with its (Series 6 to 8) debentures totaling NIS 2.71 billion, bank loans amounting to NIS 4.65 billion (as at December 31, 2012) and NIS 400 million of debentures issued to financial institutions, Bezeq has undertaken the following:

•
Bezeq will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders and the lending banks (negative pledge). Bezeq may create additional pledges under certain circumstances, including liens that are created for the purchase or expansion of Bezeq’s assets and pledges of immaterial amounts.

•
Standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was provided to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount determined.

In addition, Bezeq has undertaken that if it gives an undertaking to any entity in respect of compliance with financial covenants, it will provide the same undertaking to its debenture holders and the banks (subject to certain exceptions).  Bezeq has also given an undertaking to holders of debentures (Series 6 to 8) to take steps, to the extent under its control,  that the debentures will be rated by at least one rating company so long as there are debentures of the relevant series outstanding.

In the nine months ended September 30, 2013, Bezeq made NIS 894 million ($253 million) of principal and interest payments (including on its debentures).

Credit Rating

Bezeq is rated by two rating agencies. On February 21, 2013, S&P Maalot issued a ilAA rating with a stable outlook for Bezeq and its debentures (Series 5 – 8) and on July 23, 2012, Midroog issued a Aa@ Stable rating for Bezeq’s debentures (Series 5-8).

Other Debt

Bezeq incurs debt from time to time to manage its cash flows and it may enter into new bank loans or issue private or public debt, or both.

In May 2013, Bezeq issued additional Series 6 and Series 7 debentures to private investors in the aggregate amount of NIS 600 million and NIS 190 million par values, respectively.

In November 2013, Bezeq issued NIS 434,782,609 par value of debentures (Series 6) in consideration of NIS 500 million in a private placement to institutional investors.

As of September 30, 2013, the Bezeq Group companies have provided NIS 96 million of guarantees in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the USD exchange rate). In addition, Bezeq has provided an additional NIS 86 million of guarantees on behalf of YES and an indirect subsidiary.

Pelephone

Pelephone's operations are primarily financed out of its cash flow from operating activities and debt. It has long-term loans from banks, private (non-tradable) debentures, and loans received from Bezeq.

The average effective interest rate in 2012 for Pelephone's loans is provided below:

Source of finance	Amount at Dec. 31, 2012 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Banks	97	CPI-linked NIS	4.50%	4.55%
Non-bank	353	CPI-linked NIS	4.62%	4.67%
Loan from parent company	549	Fixed interest NIS	5.75%	5.75%

Undertakings towards banks

As part of its arrangements with the banks in Israel providing it with credit, Pelephone gave an irrevocable undertaking to those banks to comply with certain financial covenants, including:

•	Pelephone's total debt will not exceed three times its equity.

•
If its debt exceeds 2.5 times its equity and for as long as it does so, Pelephone will not distribute dividends and will not pay management fees to its shareholders. If Pelephone violates this undertaking, it must repay the banks, within 120 days from the demand, the entire outstanding credit facility, or alternatively, remedy the violation by increasing its equity or repaying its debt so that the ratio is maintained.

•	Total debt (including guarantees and less cash and cash equivalents) should not exceed NIS 3.8 billion (linked to the CPI of January 2002). The amount of the debt will be reviewed once every quarter.

•	No fixed or floating charge can be imposed on Pelephone's assets unless it obtains the banks’ prior written consent.

•	No security or charge on Pelephone’s assets or guarantee to secure credit can be provided for Pelephone’s shareholders or any third party, without the prior written consent of the banks.

•
No loans or credit can be provided for Pelephone’s shareholders, except for Bezeq, without the prior written consent of the banks, and provided that its debt to equity ratio does not exceed 2.5 times its equity.

•
In addition to these covenants, Pelephone undertook to insure that the cumulative amount of all its debts and liabilities towards a particular bank does not exceed at any time a sum equal to 40% of its total debt to financial entities, including debenture-holders.

Issuance of debentures

In 2004 and 2005, Pelephone issued three series of CPI-linked debentures in private placements to institutional investors, in the aggregate amount of NIS 1.1 billion par value. The debentures are not secured by a charge and the terms of the negative pledge and Pelephone’s financial covenants towards the banking system in Israel apply also to the debenture-holders. The deed of trust includes standard clauses for immediate repayment of the debentures, including in the event of insolvency proceedings. The amount of debentures outstanding at December 31, 2012, was NIS 346 million.

The bank loans and debentures of Pelephone (NIS 98 million and NIS 346 million as at December 31, 2012, respectively) are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge). Pelephone also has made an undertaking to comply with certain financial covenants. Pelephone was in compliance with such financial covenants as of September 30, 2013.

Bezeq International

Bezeq International has no outstanding debt other than to Bezeq.

YES

Bank financing

YES is party to a financing agreement with a consortium of banks dated May 23, 2001, which was amended in July 2012. According to the financing agreement, YES was provided with an on-going credit facility of NIS 170 million and a hedge facility of $10 million until the end of 2015.

The table below shows the average interest rates payable on YES’s loans:

	Source of financing	Amount at Dec. 31, 2012 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Short-term loans	Banks	69	NIS	5.2%	5.4%
Long-term loans	Banks(1)	0	NIS	5.65%	5.72%
	Non-bank(2)	1,539	CPI-linked NIS	6.3%	6.4%
	Shareholder loans(3)	3,086	CPI-linked NIS	6.1%	6.2%

(1)
Until December 31, 2010, the long-term bank loans bore 5.6% annual fixed interest. As of December 31, 2010, some of these loans began bearing fixed interest at an average rate of 6.63%, and others variable interest at an average rate of prime plus 1.8%. During July 2012, YES paid-off all of its long-term bank loans, totaling NIS 400 million.

(2)	The non-bank credit, which is valid to December 31, 2012, consists of debentures.

(3)
Loans extended to YES by its shareholders are linked to the CPI and are divided into three types: A. Non-interest bearing loans; B. Loans bearing annual interest of 5.5%; C. Loans bearing annual interest of 11%.

Institutional financing

YES issued a debenture series in 2007 (YES Series A) to institutional investors, which was listed on the TACT Institutional System of the TASE in accordance with a deed of trust between YES and Hermetic Trust (1975) Ltd. YES issued a debenture series in 2010 (YES Series B) to institutional investors which were also listed on the TACT Institutional and expanded in 2011 and 2012, in accordance with a deed of trust between YES and Hermetic Trust (1975) Ltd. as part of the long-term bank credit to YES.

The Series A and B debentures are each secured by a first ranking floating charge, unlimited in amount, on all of YES’s assets (aside from exceptions attributable to the provisions of the Communications Law) placed by YES in favor of the trustee of the relevant series, including a covenant that restricts the creation of additional charges (other than exceptions stipulated in the deed of trust), and a first ranking fixed charge, unlimited in amount, in favor of any such trustee, on the rights and assets of YES that were charged by it in favor of the various banks.

In July 2012, YES issued NIS 392 million of debentures to several institutional entities. On March 21, 2013 and on April 14, 2013, YES issued an additional NIS 73 million and NIS 26 million, respectively, of YES Series B Debentures.  Proceeds from the issuances were used to repay the long-term bank loans that YES had previously obtained from the banks.

The YES Series A and B debentures are each secured by a first ranking floating charge, unlimited in amount, on all of YES’s assets (aside from exceptions attributable to the provisions of the Israeli Communications Law) placed by YES in favor of the trustee of the relevant series, including a covenant that restricts the creation of additional charges (other than exceptions stipulated in the deed of trust), and a first ranking fixed charge, unlimited in amount, on the rights and assets of YES that were charged by it in favor of the banks, the trustee of the YES Series A and B debentures and the lenders of the debentures issued in 2012. The financing documents for the foregoing debt and the financing agreement with the banks include restrictions on change of control in YES and a requirement for a minimal holding of YES’s current shareholders, limitation on distribution of dividends and repayment of shareholders loans and other customary covenants and acceleration events.

On October 15, 2013, S&P Maalot issued a rating of ilA  for the additional debentures that will be issued by YES by means of a new issue of debentures and/or expansion of an existing series that would apply to the issuance of up to NIS 300 million par value. Subsequently, in October 2013, YES issued NIS 240 million of additional debentures (YES Series B) by expanding the series.

Contractual Obligations

The following table summarizes our (including Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(NIS in millions)
Long-term debt obligations (including interest)	18,131	2,960	4,886	6,376	4,009
Operating lease obligations	830	247	383	120	80
Purchase obligations	286	286	—	—	—
Total	19,247	3,493	5,196	6,496	4,089

Cash Flows

Cash Flows of Internet Gold

The following table summarizes our consolidated cash flows on a consolidated basis for the periods presented:

	Nine Months ended September 30,
	2012	2013
	NIS in Millions
Net cash provided by operating activities	2,998	3,213
Net cash used in investing activities	(1,088)	(746)
Net cash provided by (used in) financing activities	(2,652)	(2,120)
Net increase (decrease) in cash and equivalents	(742)	347
Cash and cash equivalents as at the beginning of the period	1,447	764
Cash and cash equivalents as at the end of the period	705	1,111

Operating Activities

Consolidated cash provided by operating activities for the nine months ended September 30, 2013, was NIS 3.2    billion ($908 million) compared to NIS 3 billion for the nine months ended September 30, 2012. The increase of approximately NIS 215 million was mainly attributable to a decrease in trade receivables, and from the factoring of receivables paid for installments. The increase was partially offset by a decrease in cash flows from operating activities in the cellular telephony segment, due to lower net profit, which in the nine months ended September 30, 2013 was partially offset by a decrease in working capital. The decrease in working capital was mainly the result of a decrease in installment-based handset sales, which reduced trade receivables balances along with an offset by an increase in payments to handset suppliers.

Investing Activities

Consolidated cash used in investing activities for the nine months ended September 30, 2013, was NIS 746 million ($211 million) compared to NIS 1.1 billion in the nine months ended September 30, 2012. The decrease of approximately NIS 342 million was mainly attributable to a NIS 299 million decrease in capital expenditures in the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012.

Financing Activities

Consolidated cash used in financing activities in the nine months ended September 30, 2013 was NIS 2.1 billion ($599 million) compared to NIS 2.65 billion in the nine months ended September 30, 2012. The decrease of NIS 532 million in cash used in financing activities was mainly attributable to the NIS 927 million in proceeds received from Bezeq’s issuance of new debentures and due to our sale of B Communications shares for NIS 125 million during 2013. This decrease was partially offset by the NIS 869 million increase in dividends paid to non-controlling interests during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. The increase in dividend payments was the result of a timing difference in the payment of dividends.

The Bezeq Group’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Nine Months ended September 30,
	2012	2013

Net cash provided by operating activities	3,012	3,217
Net cash used in investing activities	(1,048)	(528)
Net cash provided by (used in) financing activities	(2,640)	(2,855)
Net increase (decrease) in cash and equivalents	(676)	(166)
Cash and cash equivalents as at the beginning of the period	1,352	466
Cash and cash equivalents as at the end of the period	676	300

Operating Activities

Consolidated cash flows operating activities for the nine months ended September 30, 2013 amounted to NIS 3.2 billion ($910 million) compared to NIS 3 billion for the nine months ended September 30, 2012, an increase of NIS 205 million ($61 million). The increase in cash flows attributable to the domestic fixed-line communications segment, mostly due to changes in working capital. The increase was partially offset by a decrease in cash flows from operating activities in the cellular telephony segment, due to lower net profits, which in the nine months ended September 30, 2013, was partially offset by a decrease in working capital. The decrease in working capital was mainly the result of a decrease in installment-based handset sales, which reduced trade receivables balances and decreased payments to handset suppliers.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2013, was NIS 528 million ($149 million) compared to NIS 1 billion for the nine months ended September 30, 2012. During the period ended September 30, 2013, the Bezeq Group invested NIS 767 million in developing communications infrastructures, as compared to approximately NIS 1 billion in the same period in 2012. The decrease was primarily due to completion of the NGN project and the completion of the deployment of the Jonah submarine communication cable in 2012. In addition, a NIS 137 million gain from the sale of financial assets held for trade was recorded during the period ended September 30, 2013, as compared to a net purchase of NIS 126 million of financial assets held for trade in the 2012 period.

Financing Activities

Net cash used in financing activities by the Bezeq Group for the nine months ended September 30, 2013 was NIS 2.9 billion ($807 million) compared to NIS 2.6 billion for the nine months ended September 30, 2012. The increase was primarily due to a dividend distribution timing difference that resulted in dividend payments of NIS 2.8 billion made by Bezeq during the nine months ended September 30, 2013, compared to dividend payments of NIS 1.6 billion for the nine months ended September 30, 2012. Bezeq paid dividends of NIS 1.5 billion in the fourth quarter of 2012. The increase was partially offset by the issuance of new debentures in the amount of NIS 869 million during the nine months ended September 30, 2013. In addition during the nine months ended September 30, 2013, the Bezeq Group made NIS 894 million of principal and interest payments, compared to NIS 1 billion of principal  and interest payments in the corresponding period in 2012.

Critical Accounting Policies

We adopted the critical accounting policies of Bezeq after our acquisition of the controlling interest in Bezeq.  The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates. Please see our annual report on Form 20-F for a discussion of our critical accounting policies.

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

Effects of Inflation and Currency Fluctuations

Although the majority of our revenues and expenses are are primarily denominated in NIS, but Bezeq is exposed to foreign currency effects mainly due to dollar-linked and euro-linked payments for purchases of terminal equipment and property, plant and equipment. In addition, it provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the U.S. dollar. The Bezeq Group has surplus liabilities over assets in foreign currency. To hedge its exposure, from time to time, the Bezeq Group enteres into forward exchange contracts and purchases options against the U.S. dollar. The duration of the hedging transactions is the same as or shorter than the duration of the hedged exposures.

The Bezeq Group holds derivative financial instruments to hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; (c) the combined instrument is not measured at fair value through profit or loss.

Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

In addition, when the Israeli inflation rate exceeds the rate of the NIS depreciation against foreign currencies, some of the Bezeq Group’s NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results. The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
20131	2.0	(5.3)	7.3

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

Our total net exposure to changes in the Israeli CPI was NIS 1 billion (approximately $284 million) at September 30, 2013. The exposure relates to NIS 1.1 billion (approximately $301 million) of our outstanding debentures that are partially hedged by our investment in NIS 60 million (approximately $17 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 10 million (approximately $3 million).

B Communications' total net exposure to changes in the Israeli CPI was NIS 1.4 billion (approximately $409 million) as at September 30, 2013. The exposure primarily consists of a portion of the outstanding debt that B Communications incurred in connection with its acquisition of the controlling interest in Bezeq of NIS 1.6 billion (approximately $460 million) and NIS 193 million (approximately $55 million) of B Communications Series A Debentures. As at September 30, 2013 B Communications also hold forward contracts on the Israeli CPI that fully hedge its exposure with regard to its Series A Debentures and NIS 181 million (approximately $51 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 14 million ($4 million).

B Communications total net exposure to changes in the Israeli variable interest rate was NIS 1.3 billion (approximately $368 million) at September 30, 2013. The exposure consists of a portion of the outstanding debt that B Communications incurred in connection with its acquisition of the controlling interest in Bezeq of NIS 1.4 billion (approximately $399 million) that is partially hedged by its investment in NIS 112 million (approximately $32 million) of marketable securities that are subject to variable interest. Each increase or decrease of 1% in the Israeli variable interest rate will result in an increase or decrease in our yearly financial expense of NIS 13 million (approximately $4 million).

  1 For the nine months ended September 30, 2013.

As of September 30, 2013, Bezeq had NIS 4.5 billion ($1.2 billion) of debt that is subject to variable interest rates and NIS 2.6 billion ($688 million) that is subject to changes in the Israeli CPI. Each increase or decrease of 1% in the variable interest rate will result in an increase or decrease in Bezeq’s yearly financial expense of NIS 2 million (approximately $0.5 million) and each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in Bezeq’s yearly financial expense of NIS 15 million (approximately $4 million).

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of September 30, 2013, we had NIS 99 million (approximately $28 million) in cash and cash equivalents and NIS 180 million (approximately $51 million) in marketable securities (not including the amounts of B Communications or Bezeq).

The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the decreases experienced in 2008 and the first six months of 2009.  In such case, the fair value of our investments may decrease. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.

Bezeq’s and B Communications’ Exposure to Market Risks

Bezeq and B Communications are exposed to market risks, mainly as a result of changes in interest rates, exchange rates, inflation, the prices of raw materials and equipment, and the prices of securities. Bezeq and B Communications seek to mitigate against such risks in accordance with a financial exposure management policy adopted by both board of directors. Pursuant to their policy, they take partial hedging actions depending on the circumstances and its own judgment, primarily for reducing its exposure to changes in the Israeli CPI and foreign currency exchange rates. Both monitor and review their exposure management every month, including, when necessary, making recommendations for change, if required, in the exposure management.

Bezeq and B Communications have a surplus of liabilities that are CPI linked and the bulk of their financial exposure stems from the risk of a rise in inflation. The rate of inflation also affects their operating income and operating expenses in the course of the year. In addition, Bezeq’s tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the CPI.As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year.

Bezeq’s exposure to change in the interest rate largely depends on the character of its financial liabilities and assets as well as future financing needs. Most of Bezeq’s debt bears fixed interest, and therefore a change in the interest rate will affect its fair value rather than its carrying value.

B Communications’ exposure to change in the interest rate largely depends on the character of its financial liabilities and assets as well as future financing needs. Most of B Communications’ debt bears fixed interest, and therefore a change in the interest rate will affect its fair value rather than its carrying value.

Bezeq has investments in negotiable bonds that are stated in its books at their market value. This market value is influenced by changes in the interest rates in the economy. In addition, a change in the NIS exchange rate constitutes economic exposure that can affect Bezeq’s future profit and cash flows, mainly the repayment of currency-linked liabilities and payments for currency-linked purchases of equipment and raw materials.

The cash flow generated by Bezeq’s operations is used partially for investment in equipment. The prices of the equipment are affected by the indices to which they are linked, including industry price indices, exchange rates and global prices. Bezeq does not hedge against this exposure. Bezeq is also exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure. In deploying its NGN, Bezeq removes copper cables previously used to provide its services and sells the cooper from such cables, and the prices received  are subject to the volatility of the copper market.